FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ....        March............................    , 2008..
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F          X         Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                 No        X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)

Date....March 14, 2008....	By	....../s/...... Hiroshi Kawashimo.
(Signature)*

Hiroshi Kawashimo Deputy Senior General Manager Global Finance Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Notice of convocation of the ordinary general meeting of shareholders for the 107th business term

2.	Report for the 107th business term

March 3, 2008
TO OUR SHAREHOLDERS
Canon Inc.
30-2, Shimomaruko 3-chome,
Ohta-ku, Tokyo
Fujio Mitarai
Chairman & CEO
NOTICE OF CONVOCATION
OF
THE ORDINARY GENERAL MEETING OF SHAREHOLDERS
FOR THE 107TH BUSINESS TERM
Notice is hereby given that the Ordinary General Meeting of Shareholders for the 107th Business Term of Canon Inc. (the “Company”) will be held as described below and that you are requested to attend the Meeting.
If you do not expect to attend the Meeting, you may exercise your voting rights in writing. After reviewing the following Reference Materials for General Meeting of Shareholders, please indicate your for/against on the enclosed Card for Exercise of Voting Rights, and return it to us by March 27 (Thursday), 2008.

1. DATE AND TIME:	March 28 (Friday), 2008 at 10:00 a.m.

2. PLACE:	Head Office of the Company 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo (Please see the map on page 16.)
3.	MATTERS CONSTITUTING THE PURPOSE OF THE MEETING
     Matters to be Reported:
1.	Reports on the contents of the Business Report and Consolidated Financial Statements for the 107th Business Term (from January 1, 2007 to December 31, 2007), and reports on the Auditing Results of Accounting Auditor and Board of Corporate Auditors regarding the Consolidated Financial Statements.

2.	Reports on the content of the Non-Consolidated Financial Statements for the 107th Business Term (from January 1, 2007 to December 31, 2007).

Matters to be Resolved upon:
     Propositions:

Item No.1 –	Dividend from Surplus

Item No.2 –	Election of Twenty-Five Directors

Item No.3 –	Election of Two Corporate Auditors

Item No.4 –	Grant of Retirement Allowance to Directors and Corporate Auditor to be Retired

Item No.5 –	Grant of Bonus to Directors

Item No.6 –	Issuance of Share Options as Stock Options without Compensation

•	Upon attending the Meeting, please present the enclosed Card for Exercise of Voting Rights to the receptionist at the place of the Meeting.

•	Any changes in the matters described in Reference Materials for General Meeting of Shareholders, Business Report, Non-Consolidated Financial Statements and Consolidated Financial Statements will be posted on our website on the Internet (http://www.canon.co.jp/ir/).

REFERENCE MATERIALS FOR GENERAL MEETING OF SHAREHOLDERS
Item No.1: Dividend from Surplus
Regarding our term-end dividend, since the Company was able to achieve record high results for this Business Term, both in terms of non-consolidated and consolidated base results, we propose a dividend as described below in order to respond to your loyal support.
As we have already paid an interim dividend of 50.00 yen per share, the full-year dividend will be 110.00 yen per share, an increase of 26.67 yen compared to the dividend for the previous Business Term.
(1)	Type of dividend Cash

(2)	Matters concerning allocation of dividend and its total amount 60.00 yen per one common share of the Company Total amount of dividend 75,662,866,920 yen

(3)	Effective date of the dividend from surplus March 31, 2008
(Note)	The full-year dividend for the previous business term was 100.00 yen per share. However, taking the three-for-two stock split which was implemented on July 1, 2006 into consideration, the full-year dividend on the basis after the split was 83.33 yen per share.

Item No.2: Election of Twenty-Five Directors
The term of offices of all of the twenty-seven Directors will expire at the end of this Meeting. We would like you to elect twenty-five Directors.
The candidates for the Directors are as follows:

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and representatives of other organizations		Number of the Company’s shares held

1	Fujio Mitarai (Sep. 23, 1935)	As of		93,200 shares
		Apr. 1961:	Entered the Company
		Mar. 1981:	Director
		Mar. 1985:	Managing Director
		Mar. 1989:	Senior Managing & Representative Director
		Mar. 1993:	Executive Vice President & Representative Director
		Sep. 1995:	President & CEO
		Mar. 2006:	Chairman, President & CEO
		May 2006:	Chairman & CEO (present)
(Representatives of other organizations)
- Chairman of Nippon Keidanren
(Japan Business Federation)

2	Tsuneji Uchida (Oct. 30, 1941)	As of		11,200 shares
		Apr. 1965:	Entered the Company
		Mar. 1997:	Director
		Mar. 2001:	Managing Director
		Mar. 2003:	Senior Managing Director
		Mar. 2006:	Executive Vice President & Representative Director
		May 2006:	President & COO (present)

3	Toshizo Tanaka (Oct. 8, 1940)	As of		17,852 shares
		Apr. 1964:	Entered the Company
		Mar. 1995:	Director
		Mar. 1997:	Managing Director
		Mar. 2001:	Senior Managing Director
		Jan. 2007:	Group Executive of Policy & Economy Research Headquarters (present)
		Mar. 2007:	Executive Vice President & Director (present)

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and representatives of other organizations		Number of the Company’s shares held

4	Nobuyoshi Tanaka (Dec. 23, 1945)	As of		20,432 shares
		Apr. 1970:	Entered the Company
		Mar. 1993:	Director
		Apr. 1999:	Group Executive of Corporate Intellectual Property and Legal Headquarters (present)
		Mar. 2001:	Managing Director
		Mar. 2006:	Senior Managing Director (present)

5	Junji Ichikawa (Feb. 9, 1943)	As of		19,546 shares
		Jan. 1970:	Entered the Company
		Mar. 1997:	Director
		Mar. 2001:	Managing Director
		Apr. 2004:	Chief Executive of Optical Products Operations (present)
		Mar. 2006:	Senior Managing Director (present)

6	Akiyoshi Moroee (Sep. 28, 1944)	As of		17,332 shares
		Apr. 1968:	Entered the Company
		Mar. 1999:	Director
		Mar. 2003:	Managing Director (present)
		May 2006:	Group Executive of External Relations Headquarters (present)
		Apr. 2007:	Group Executive of Human Resources Management & Organization Headquarters (present)

7	Kunio Watanabe (Oct. 3, 1944)	As of		14,252 shares
		Apr. 1969:	Entered the Company
		Apr. 1995:	Group Executive of Corporate Planning Development Headquarters (present)
		Mar. 1999:	Director
		Mar. 2003:	Managing Director (present)
		Jan. 2007:	Deputy Group Executive of Policy & Economy Research Headquarters (present)

8	Yoroku Adachi (Jan. 11, 1948)	As of		12,142 shares
		Apr. 1970:	Entered the Company
		Mar. 2001:	Director
		Mar. 2005:	Managing Director (present)
		Apr. 2005:	President & CEO of Canon U.S.A., Inc. (present)
(Representatives of other organizations)
- President & CEO of Canon U.S.A., Inc.

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and representatives of other organizations		Number of the Company’s shares held

9	Yasuo Mitsuhashi (Nov. 23, 1949)	As of		9,777 shares
		Apr. 1974:	Entered the Company
		Mar. 2001:	Director
		Apr. 2003:	Chief Executive of Peripheral Products Operations (present)
		Mar. 2005:	Managing Director (present)

10	Tomonori Iwashita (Jan. 28, 1949)	As of		7,150 shares
		Apr. 1972:	Entered the Company
		Mar. 2003:	Director
		Mar. 2007:	Managing Director (present)
		Mar. 2007:	Group Executive of Global Environment Promotion Headquarters (present Environment Headquarters)(present)
		Apr. 2007:	Group Executive of Quality Management Headquarters(present)

11	Masahiro Osawa (May 26, 1947)	As of		5,842 shares
		Apr. 1971:	Entered the Company
		Mar. 2004:	Director
		Mar. 2007:	Managing Director (present)
		Apr. 2007:	Group Executive of Finance & Accounting Headquarters (present)

12	Shigeyuki Matsumoto (Nov. 15, 1950)	As of		4,952 shares
		Apr. 1977:	Entered the Company
		Jan. 2002:	Group Executive of Device Technology Development Headquarters (present)
		Mar. 2004:	Director
		Mar. 2007:	Managing Director (present)

13	Katsuichi Shimizu (Nov. 13, 1946)	As of		10,937 shares
		Apr. 1970:	Entered the Company
		Apr. 2001:	Deputy Chief Executive of Office Imaging Products Operations
		Mar. 2003:	Director (present)
		Apr. 2003:	Chief Executive of Inkjet Products Operations (present)

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and representatives of other organizations		Number of the Company’s shares held

14	Ryoichi Bamba (Nov. 25, 1946)	As of		6,300 shares
		Apr. 1972:	Entered the Company
		Feb. 2003:	Executive Vice President of Canon U.S.A., Inc.
		Mar. 2003:	Director (present)
		Feb. 2008:	President of Canon Europa N.V. (present)
(Representatives of other organizations)
- President of Canon Europa N.V.

15	Toshio Homma (Mar. 10, 1949)	As of		11,292 shares
		Apr. 1972:	Entered the Company
		Mar. 2003:	Director (present)
		Jul. 2003:	Group Executive of L Printer Business Promotion Headquarters
		Jan. 2007:	Chief Executive of L Printer Products Operations (present)

16	Shunichi Uzawa (Jan. 26, 1949)	As of		7,492 shares
		Aug. 1978:	Entered the Company
		Mar. 2004:	Director (present)
		Jan. 2006:	Group Executive of Core Technology (koa tekunoroji) Development Headquarters
		Jan. 2008:	Group Executive of Core Technology (kiban gijutsu) Development Headquarters (present)

17	Masaki Nakaoka (Jan. 3, 1950)	As of		3,700 shares
		Apr. 1975:	Entered the Company
		Apr. 2001: Mar. 2004:	Deputy Chief Executive of Office Imaging Products Operations Director (present)
		Apr. 2005:	Chief Executive of Office Imaging Products Operations (present)

18	Toshiyuki Komatsu (Jan. 19, 1950)	As of		4,000 shares
		Apr. 1972:	Entered the Company
		Mar. 2004:	Director (present)
		Apr. 2004:	Group Executive of Leading-Edge Technology Development Headquarters
		Jul. 2005:	Group Executive of Core Technology Development Headquarters
		Jan. 2008:	Group Executive of Frontier Research Headquarters (present)

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and representatives of other organizations		Number of the Company’s shares held

19	Haruhisa Honda (Oct. 14, 1948)	As of		6,989 shares
		Apr. 1974:	Entered the Company
		Mar. 2004:	Director (present)
		Apr. 2004:	Chief Executive of Chemical Products Operations
		Mar. 2007:	Group Executive of Production Engineering Headquarters (present)

20	Tetsuro Tahara (Jan. 31, 1949)	As of		3,052 shares
		Apr. 1971:	Entered the Company
		Apr. 2003:	President of Canon (Suzhou) Inc.
		Mar. 2006:	Director (present)
		Apr. 2006:	Group Executive of Global Manufacturing & Logistics Headquarters (present)

21	Seijiro Sekine (Oct. 20, 1948)	As of		5,790 shares
		Apr. 1972:	Entered the Company
		Oct. 2004:	Group Executive of Logistics Headquarters
		Mar. 2006:	Director (present)
		Apr. 2006:	Group Executive of Information & Communication Systems Headquarters and Deputy Group Executive of Global Manufacturing & Logistics Headquarters
		Jan. 2007:	Group Executive of Information & Communication Systems Headquarters (present)

22	Shunji Onda (Mar. 13, 1950)	As of		5,502 shares
		Apr. 1972:	Entered Canon Sales Co., Inc. (present Canon Marketing Japan Inc.)
		Apr. 2004:	Senior General Manager of Optical Products Business Administration Center
		Mar. 2006:	Director (present)
		Apr. 2006:	Deputy Group Executive of Finance & Accounting Headquarters
		Apr. 2007:	Group Executive of Global Procurement Headquarters (present)

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and representatives of other organizations		Number of the Company’s shares held

23	Kazunori Fukuma (Feb. 24, 1950)	As of		1,300 shares
		Apr. 1972:	Entered Toshiba Corporation
		Jun. 2005:	Executive Officer & Corporate Vice President of Toshiba Corporation
		Jan. 2006:	President & Representative Director of SED Inc. (present)
		Mar. 2007:	Director (present)
(Representatives of other organizations)
- President & Representative Director of SED Inc.

24	Hideki Ozawa (Apr. 28, 1950)	As of		1,719 shares
		Apr. 1973:	Entered Canon Sales Co., Inc. (present Canon Marketing Japan Inc.)
		Apr. 2004:	President of Canon Singapore Pte. Ltd.
		Apr. 2005:	President of Canon (China) Co., Ltd. (present)
		Mar. 2007:	Director (present)
(Representatives of other organizations)
- President of Canon (China) Co., Ltd.

25	Masaya Maeda (Oct. 17, 1952)	As of		1,200 shares
		Apr. 1975:	Entered the Company
		Jul. 2003:	Deputy Group Executive of Digital Imaging Business Group
		Jan. 2006:	Group Executive of Digital Imaging Business Group
		Mar. 2007:	Director (present)
		Apr. 2007:	Chief Executive of Image Communication Products Operation (present)

Note: None of the candidates for the Directors have any special interest in the Company.

Item No.3: Election of Two Corporate Auditors
The term of office of the Corporate Auditors Mr. Teruomi Takahashi and Mr. Kunihiro Nagata will expire at the end of this Meeting. We would like you to elect two Corporate Auditors.
The candidates for the Corporate Auditors are as follows.
Prior to our proposal of this item, we have already obtained the consent from the Board of Corporate Auditors.

Number of the
Candidate	Name	Brief personal record, position, business in charge		Company's
No.	(Date of birth)	and representatives of other organizations		shares held

As of
		Apr. 1971:	Entered the Company
		Mar. 2004:	Director (present)
1	Keijiro Yamazaki	Mar. 2006:	Group Executive of Human	7,050
	(Oct. 14, 1948)		Resources Management &	shares
Organization Headquarters
		Apr. 2007:	Group Executive of General Affairs
Headquarter (present)

As of
		Apr. 1970:	Entered the Company
2	Kunihiro Nagata	Jan. 2003:	Deputy Group Executive of	2,350
	(Mar. 16, 1948)		Corporate Planning Development	shares
Headquarters
		Mar. 2004:	Corporate Auditor (present)

Note: The candidates for the Corporate Auditors have no special interest in the Company.

Item No.4:	Grant of Retirement Allowance to Directors and Corporate Auditor to be Retired
It is proposed that retirement allowance be granted to each of Mr. Hajime Tsuruoka and Mr. Keijiro Yamazaki, the Directors to be retired at the end of this Meeting, and Mr. Teruomi Takahashi, the Corporate Auditor to be retired at the end of this Meeting, in appreciation of their services during their terms in offices, within the due amount based upon certain standards stipulated by the Company, and that the determination of the actual amount and the time and method of granting, etc. be entrusted to the Board of Directors for the Directors to be retired, and to the consultation of the Corporate Auditors for the Corporate Auditor to be retired, respectively.
Brief personal records of each of the Directors and Corporate Auditor to be retired are as follows:

Name	Brief personal records

As of
	Mar. 1997:	Director
Hajime Tsuruoka	Mar. 2001:	Managing Director
	Mar. 2006:	Senior Managing Director (present)

Keijiro Yamazaki	As of
	Mar. 2004:	Director (present)

Teruomi Takahashi	As of
	Mar. 2004:	Corporate Auditor (present)

Item No.5: Grant of Bonus to Directors
It is proposed that bonus be granted to the twenty-seven Directors as of the end of this term, in appreciation of their services during this Business Term, which totals 360,000,000 yen considering such as the business results for this Business Term and the members to be granted.
Item No.6: Issuance of Share Options as Stock Options Without Compensation
Pursuant to the provisions of Articles 236, 238 and 239 of the Corporation Law (kaisha-ho), we would like you to approve the issuance of share options (shinkabu yoyaku-ken) as stock options without compensation to the Company’s directors, executive officers and senior employees, and delegation of the details of offering to the Company’s Board of Directors.

Also, we would like you to approve the specific method for calculating the amount of remuneration for Directors as specified in Item 2, Paragraph 1 of Article 361 of the Corporation Law and the specific contents of remuneration that are not monetary as specified in Item 3 of the same Paragraph since share options to be allocated to Directors are considered as remunerations to Directors as stipulated in Paragraph 1 of Article 361 of the Corporation Law.
1.	The Reason for the Necessity to Solicit Those Who Subscribe for Share Options on Particularly Favorable Conditions

Share options will be issued to the Company’s directors, executive officers and senior employees, without compensation, for the purpose of further enhancing their motivation and morale to improve the Company’s performance, with a view to long-term improvement of its corporate value.

2.	Grantees of Share Options

The Company’s directors, eight (8) executive officers, and not more than thirty-five (35) senior employees who are entrusted with important functions.

3.	Maximum Number of Share Options

The maximum number of share options that the Board of Directors will be authorized to determine matters on offering, based on the delegation by resolution of the said shareholders meeting (the “Resolution”), will be six thousand (6,000).

4.	Cash Payment for Share Options

No cash payment will be required for the share options that the Board of Directors will be authorized to determine matters on offering, based on the delegation by the Resolution.

5.	Features of Share Options

The features of share options that the Board of Directors will be authorized to determine matters on offering, based on the delegation by the Resolution, will be as follows:
(1)	Number of Shares to be acquired upon Exercise of a Share Option
The number of shares to be acquired upon Exercise of one (1) share option (the “Allotted Number of Shares”) shall be one hundred (100) common shares, and the maximum total number of shares to be delivered due to the exercise of share options shall be six hundred thousand (600,000) shares.

However, if the Company effects a share split (including allotment of common shares without compensation; this inclusion being applicable below) or a share consolidation after the date of the allotment of the share options, the Allotted Number of Shares will be adjusted by the following calculation formula:

Allotted Number of Shares after Adjustment
=	Allotted Number of Shares before Adjustment x Ratio of Share Splitting or Share Consolidation.
Such adjustment will be made only with respect to the number of issued share options that have not then been exercised, and any fractional number of less than one (1) share resulting from such adjustment will be rounded off.
(2)	Amount of Property to Be Contributed upon Exercise of Share Options
The amount of property to be contributed upon the exercise of each share option will be the amount obtained by multiplying the amount to be paid in for one share (the “Exercise Price”) to be delivered upon the exercise of a share option by the Allotted Number of Shares. The Exercise Price will be the product of the multiplication of 1.05 and the closing price of one (1) common share of the Company in ordinary trading at the Tokyo Stock Exchange as of the date of allotment of the share options (or if no trade is made on such date, the date immediately preceding the date on which such ordinary shares are traded), with any factional amount of less than one (1) yen to be rounded up to one (1) yen.

The Exercise Price will be adjusted as follows:
(i)	If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one (1) yen to be rounded up to one (1) yen:

Exercise Price after Adjustment

= Exercise Price before Adjustment x	1
Ratio of Share Splitting or Share Consolidation
(ii)	If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof (other than by way of conversion the third series of Unsecured Convertible Debentures Due 2008 of the Company) or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one (1) yen to be rounded up to one (1) yen; however, the

Exercise Price will not be adjusted in the case of the exercise of share options:

Exercise Price after Adjustment = Exercise Price before Adjustment x

Number of Issued and Outstanding Shares	+	Number of Newly Issued Shares x Payment amount per Share
Market Price

Number of Issued and Outstanding Shares + Number of Newly Issued Shares
The “Number of Issued and Outstanding Shares” is the number of shares already issued by the Company after subtraction of the number of shares owned by the Company. In the case of the Company’s disposal of shares owned by it, the “Number of Newly Issued Shares” will be replaced with the “Number of Own Shares to be Disposed.”
(iii)	In the case of a merger, a company split or capital reduction after the date of allotment of share options, or in any other analogous case requiring the adjustment of the Exercise Price, the Exercise Price shall be appropriately adjusted within a reasonable range.
(3)	Period during Which Share Options Are Exercisable
From May 1, 2010 to April 30, 2014.
(4)	Matters regarding Stated Capital and Capital Reserves Increased When Shares Are Issued upon Exercise of Share Options
(i)	The increased amount of stated capital will be one half (1/2) of the maximum amount of increases of stated capital, etc. to be calculated in accordance with Article 40, Paragraph 1 of the Companies Accounting Regulations (Kaisha Keisan Kisoku). Any fractional amount of less than one (1) yen resulting from such calculation will be rounded up to one (1) yen.

(ii)	The increased amount of capital reserves shall be the amount of the maximum amount of increases of stated capital, etc., mentioned in (i) above, after the subtraction of increased amount of stated capital mentioned in (i) above.
(5)	Restriction on Acquisition of Share Options by Transfer

An acquisition of share options by way of transfer requires the approval of the Board of Directors.
(6)	Events for the Company’s Acquisition of Share Options

If a proposal for the approval of a merger agreement under which the Company will become an extinguishing company or a proposal for the approval for a share exchange agreement or a share transfer plan under which the Company will become a wholly-owned subsidiary is approved by the Company’s shareholders at a shareholders’ meeting (or by the Board of Directors if no resolution of a shareholders’ meeting is required for such approval), the Company will be entitled to acquire the share options, without compensation, on a date separately designated by the Board of Directors.
(7)	Handling of Fractions

Any fraction of a share (less than one (1) share) to be delivered to any holder of share options who has exercised share options will be disregarded.
(8)	Other Conditions for Exercise of Share Options
(i)	One share option may not be exercised partially.

(ii)	Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within two (2) years from the end of the Ordinary General Meeting of Shareholders for the 107th Business Term of the Company.

(iii)	Holders of share options will be entitled to exercise their share options for two (2) years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately lose effect.

(iv)	No succession by inheritance is authorized for the share options.

(v)	Any other conditions for the exercise of share options may be established by the Board of Directors.
6.	Specific Method of Calculation of Remuneration to Directors
The amount of share options to be issued to the directors of the Company, as remuneration, will be the amount to be obtained by multiplying the fair market value per share option as of the allotment date thereof by the total number (not more than three thousand five hundred (3,500) share options) of share options to be allotted to the directors existing as of such allotment date. The fair market value of a share option will be calculated with the use of the Black-Scholes model on the basis of various conditions applicable on the allotment date. Upon the approval of Proposal No. 2, regarding election of directors, the number of directors will be Twenty-five (25).

The map of the place of
the General Meeting of Shareholders

Place:	Head Office of the Company 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo

Station:	Shimomaruko Station of the Tokyu Tamagawa Line (About 10 minutes walk)

Table of Contents

To Our Shareholders	19

(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law)

Business Report	20

Consolidated Balance Sheets	54

Consolidated Statements of Income	55

Consolidated Statement of Stockholders’ Equity	56

Notes to Consolidated Financial Statements	57

Accounting Audit Report of Accounting	60
Auditor on Consolidated Financial Statements

Audit Report of Board of Corporate Auditors on	62
Consolidated Financial Statements

Non-Consolidated Balance Sheets	64

Non-Consolidated Statements of Income	66

Non-Consolidated Statement of changes in	68
Stockholders’ Equity

Notes to Non-Consolidated Financial Statements	70

Accounting Audit Report of Accounting Auditor	76

Audit Report of Board of Corporate Auditors	78

(For Reference)
Information on Shares	80

* The products mentioned in this report may have different names in other regions.

To Our Shareholders

     We are pleased to present our report for the 107th business term (from January 1, 2007 to December 31, 2007).
     Looking back on economic conditions during the business term, the world economies kept solid as a whole on a yearly basis. Toward the end of the year, however, there was a sign of stagnation affected by the slowdown in the U.S. economy due to rapid increases in prices of crude oil and other resources and the subprime loan issue.
     Under these circumstances, the Canon Group launched full-scale efforts to enhance its measures in each area of development, production and sales in the second year of Phase III (2006 to 2010) of our “Excellent Global Corporation Plan.” As a result, we recorded another year of record high net sales and profits at both the consolidated and non-consolidated basis, which allowed us to conclude the business term for the 70th anniversary of our founding positively.
     As for dividends, while we paid an interim dividend of 50.00 yen per share, the Canon Group’s results for this business term have encouraged us to propose a term-end dividend of 60.00 yen per share at the Ordinary General Meeting of Shareholders for the 107th Business Term as an indication of our appreciation for the ongoing support of our shareholders.
     Looking ahead, the Canon Group will focus on strengthening our structures of R&D and product quality management, moving our solution business forward, and developing new businesses, as we strive to achieve even greater performance to fulfill Phase III of our “Excellent Global Corporation Plan.”
     We look forward to your continued support and encouragement in the future.
     March, 2008
FUJIO MITARAI
Chairman & CEO
TSUNEJI UCHIDA
President & COO

(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law)
BUSINESS REPORT
(From January 1, 2007 to December 31, 2007)
1. Current Conditions of the Canon Group
(1) Business Progress and Results
■ General Business Conditions
     Reviewing Japanese and overseas economies during the term, the U.S. economy weakened toward the second half due to the subprime loan issue, which put a further decline on the housing market and weighed on consumer spending. The European economies maintained their healthy performance on strong exports, mainly from euro-zone countries, and solid consumer spending. In Asia, the Chinese economy maintained its strong growth, and also other economies continued to expand. On the other hand, the Japanese economy kept growing at a modest rate as exports and capital investments increased amid improving corporate earnings. In foreign exchange markets, the yen-dollar exchange rate exhibited rapid yen strengthening in the second half, but, for the business term as a whole, was basically unchanged compared to the previous term. Against the euro, the yen weakened substantially compared to the previous term.
     Turning to markets in which the Canon Group operates, demand continued to grow for both types of digital camera, single lens reflex (SLR) and compact, while demand for color-capable networked multifunctional machines and color-capable laser beam printers remained solid. In the area of inkjet printers, demand for multifunction devices grew steadily as demand for single-function devices fell, leaving overall inkjet printer demand at about the same level as in the previous term. Demand for semiconductor production equipment kept its level, while the market for mirror projection mask aligners for LCDs remained weak as LCD panel manufacturers kept a tight rein in capital investments.
     Under these business conditions, the Canon Group focused its strengths on the implementation of various initiatives entering the second year of Phase III (2006 to 2010) of our “Excellent Global Corporation Plan.”
     Regarding development and production areas, in order to lower costs further and to bring to the market highly competitive products, related operations and Group companies launched full-scale efforts to move forward with the in-house production of key parts and components and the automation of assembly. As a result, we improved productivity by, for example, introducing automated toner cartridge assembly equipment that eliminates the need for human involvement in the production process. Additionally, we further strengthened our procurement system by pushing ahead with centralized parts procurement, cooperative business activities with suppliers, and other procurement reform activities.
     We also actively enhanced our infrastructure in preparation for future business expansion. We opened our Kawasaki Office to centralize production technology R&D functions, and Canon Finetech Inc. constructed its new headquarters in Misato City, Saitama Prefecture, bringing together its development activities in one location. New plants were also completed by Oita Canon Materials Inc. for the production of printer supplies and by Canon Vietnam Co., Ltd. for the production of inkjet printers. In total, infrastructure improvements and enhancement initiatives were undertaken throughout the Canon Group, in Japan and overseas.
     On another front, we made Tokki Corporation, which holds organic electroluminescence (EL) mass production manufacturing equipment technology, a consolidated subsidiary in December to give a boost to our display operations.
     In the area of sales, Group sales subsidiaries in all regions succeeded in posting favorable performances by taking the customer’s perspective in actively pursuing market-anticipating sales activities that included a redoubling of efforts in emerging markets. As an example, Canon Marketing Japan Inc. solidified its solution business by making Argo 21 Corporation, which is strong in financial solutions, a consolidated subsidiary.
     Canon Inc. purchased approximately 70 million of its own shares for about 450 billion yen, in five installments during this term, to improve capital efficiency and provide for a flexible capital strategy in the future.
     As a result, the Canon Group succeeded in increasing sales and profits following the previous term. During this term we recorded on a consolidated basis net sales of 4,481.3 billion yen (up 7.8% from the previous term), income before income taxes and minority interests of 768.4 billion yen (up 6.8%), and net income of 488.3 billion yen (up 7.2%). On a non-consolidated basis, we recorded net sales of 2,887.9 billion yen (up 5.8%), ordinary profit of 552.8 billion yen (up 5.5%), and net income of 367.0 billion yen (up 8.7%). Record highs were achieved for both sales and profits.

Net Sales (Consolidated)

100 MILLIONS OF YEN
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
31,981
34,679
37,542
41,568
44,813
103rd
104th
105th
106th
107th

Net Sales (Non-Consolidated)

100 MILLIONS OF YEN
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
20,237
22,784
24,815
27,297
28,879
103rd
104th
105th
106th
107th

Income before Income Taxes and Minority Interests (Consolidated)

100 MILLIONS OF YEN
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
4,482
5,521
6,120
7,191
7,684
103rd
104th
105th
106th
107th

Ordinary Profit (Non-Consolidated)

100 MILLIONS OF YEN
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,206
3,963
4,407
5,240
5,528
103rd
104th
105th
106th
107th

Net Income (Consolidated)

100 MILLIONS OF YEN
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,757
3,433
3,841
4,553
4,883
103rd
104th
105th
106th
107th

Net Income (Non-Consolidated)

100 MILLIONS OF YEN
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,287
2,493
2,893
3,375
3,670
103rd
104th
105th
106th
107th

■ Business Conditions by Operations
Sales by Operations
Consolidated

	Sales	Change from Previous Term
Operations	(100 millions of yen)	(%)

Business Machines	29,355	9.1
Office Imaging Products	12,908	8.8
Computer Peripherals	15,375	9.9
Business Information Products	1,072	0.5

Cameras	11,527	10.6

Optical and Other Products	3,931	(7.2)

Total	44,813	7.8

Non-Consolidated

	Sales	Change from Previous Term
Operations	(100 millions of yen)	(%)

Business Machines	18,729	6.1
Office Imaging Products	5,409	3.6
Computer Peripherals	13,320	7.2

Cameras	8,515	12.0

Optical and Other Products	1,635	(20.2)

Total	28,879	5.8

Note:	Regarding the segment of “Business information products” within the “Business machines” category in the consolidated information above, there were no sales on a non-consolidated basis.

● Business Machines Operations
Office Imaging Products
     Regarding the “imageRUNNER series” of office-use digital networked multifunctional devices, as the Japanese and overseas markets for multifunctional devices continued to shift toward color machines and away from black-and-white, we conducted sales activities to correspond with the growth of color market, and achieved positive sales performance as a result. In particular, we introduced, in the second half, the high-speed “iR C6880N/C5880N,” which offers both outstanding stability, based on its rugged body construction and high durability photoconductive drum, and enhanced security functions and worked to expand its sales together with the sales of the high-speed “iR C5185” introduced in the first half. Meanwhile, in the area of black-and-white devices, for which demand is declining in the market of Japan, Europe and the U.S., we launched the “iR W840,” a new printer, which is capable of printing 14 pages of A2 size per minute, for design, civil engineering, and construction-related companies, and endeavored to expand its sales together with the sales of the high-speed “iR 5055” introduced in the first half. We also took efforts to expand our solution business, leveraging our Multifunctional Embedded Application Platform (“MEAP”), and promoted sales of our “imageRUNNER series.”
     Regarding our “imagePRESS series” for the new field of printers for digital commercial printing, our new “imagePRESS C7000VP,” which is capable of printing both 70 color and black-and-white pages per minute has been received very positively in the European and the U.S. markets, and our “imagePRESS C1,” which was released in the previous term continued to sell well, and thus fulfilled our full-fledged entry into this new market.
     As for the products for small business owners for which the demand is expanding in overseas markets, we introduced, in the second half, the “Satera MF7450N/MF7350N/MF7330,” which are three new compact black-and-white digital multifunctional machines capable of handling A3 paper, and we took sales efforts on them together with the “Satera MF4150” introduced in the first half.
     As a result of these activities, sales for this segment grew by 8.8% on a consolidated basis and by 3.6% on a non-consolidated basis, both in comparison to the previous term.

Change in Sales

100 MILLIONS OF YEN

Consolidated

103rd
10,820
104th
11,210
105th
11,532
106th
11,859
107th
12,908
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000

Non-Consolidated

103rd
4,759
104th
5,009
105th
5,093
106th
5,220
107th
5,409
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000

Computer Peripherals
     Regarding inkjet printers, business conditions were severe as the market was in a mature stage and prices trended to decline. To address these conditions, we have worked to differentiate our products with “Easy Scroll Wheel,” “Quick start,” “Auto Image Fix technology,” and other functions that make it possible to print photographs more beautifully and easily at home. As demand shifts from single-function to multifunction devices, the new “PIXUS MP610” has maintained a high market share in the Japanese market, which greatly reduces printing time and follows on the outstanding success of the “PIXUS MP600,” while the “PIXMA MX308/318” with facsimile has continued to perform well in the Asian markets. Among single-function devices, the “PIXMA iP4300” and its successor, the new “PIXMA iP4500” have captured high market shares in the European markets. In total, we were able to increase our unit sales of inkjet printers even in the face of intense competition.
     Regarding laser beam printers for OEM products, severe market conditions extended while prices continued to fall for both black-and-white and color products, but a steady rise in unit sales resulted in solid net sales performance. As for Canon-brand products, amid growing demand for color devices, we introduced in the second half, high-speed “Satera LBP5910F/5910/5610,” which are the three new machines that are compact but able to print up to A3-size paper. We worked to expand sales of these products as well as the black-and-white “Satera LBP3970/3920,” also able to print up to A3-size paper introduced in the first half, and maintained favorable sales performance as a result. We also worked to advance our solution business by using the “MEAP-Lite” function expansion system in preparing printing environment proposals to respond to our customer business types and needs.
     In the area of image scanners, we introduced new products, the “CanoScan 8800F” which is based on CCD technology, and the “CanoScan LiDE 90” incorporating CIS (Contact Image Sensor) technology, and maintained steady unit sales versus the previous term, even in the face of rapid market contraction.
     As a result of these activities, sales for this segment grew by 9.9% on a consolidated basis and by 7.2% on a non-consolidated basis, both in comparison to the previous term.

Change in Sales

100 MILLIONS OF YEN

Consolidated

103rd
104th
105th
106th
107th
10,893
11,499
12,449
13,984
15,375
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
16,000

Non-Consolidated

103rd
104th
105th
106th
107th
9,201
9,783
10,856
12,428
13,320
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
16,000

Business Information Products
     As for document scanners, adoptions of internal information management systems by corporations, and other factors are driving a worldwide movement to digitize documents and the market for low-priced, compact scanners continued expansion. Under these circumstances, as for “DR Scanner series” handled by Canon Electronics Inc., we introduced the compact and affordable “imageFORMULA DR-2510C” in Japan and the “ScanFront 220P,” which is capable of distributing scanned images over a network, in Japan and overseas, and worked to expand sales of these products. As a result, sales steadily increased.
     Markets for calculators handled by Canon Electronics Business Machines (H.K.) Co., Ltd. have shrunk in Japan, but continued to benefit from high-growth in Asian markets. In the U.S. market, print-capable “MP-25DV” calculators have been released, and efforts to promote this product resulted in higher unit sales. Regarding electronic dictionaries, which are also handled by that company, we introduced the “wordtank V300” and “wordtank M300” into the Japanese market, and put efforts in the sales expansion. The company also entered the Korean markets, and introduced the “wordtank P300,” which contains Korean/ Japanese/ Chinese/ English dictionaries, and the sales increased.
     Sales for servers and personal computers handled by Canon Marketing Japan Inc. declined as that company moved forward with its shift from sales of single products to the solutions business.
     As a result of these activities, sales for this segment grew 0.5% on a consolidated basis in comparison to the previous term. For this segment, there were no sales on a non-consolidated basis.

●	Camera Operations
     In digital cameras, the sales of digital cameras recorded a steady increase on strong results for the “EOS-1Ds Mark III” and “EOS-1D Mark III” flagship SLRs for professionals, and “EOS 40D” for a broad range of users released in this term, as well as the compact, lightweight “EOS Kiss Digital X” released in the previous term. As a result, cumulative shipments of “EOS DIGITAL series” cameras since 2000 have now surpassed the 10 million mark. Additionally, growing SLR sales have also seen a steady increase in sales of EF lens series products, dedicated flashes, and other products.
     In the area of compact digital cameras, we continued with our first-half efforts to further strengthen our product lineup equipped with a Face Detection technology and an Optical Image Stabilizer making it easier to take beautiful photographs. In our “IXY DIGITAL series,” we added two products, including “IXY DIGITAL 910 IS” with 28mm wide-angle 3.8x zoom, and for our “PowerShot series,” we introduced four new products, including the “PowerShot G9” equipped with 6x optical zoom and 12.1 megapixel CCD and the “PowerShot SX100 IS” offering both 10x optical zoom and easy controls for beginners. All of these products, which were introduced in the second half, made positive contributions to sales.
     In digital video cameras, we fulfilled excellent image quality by equipping with Canon’s proprietary full HD CMOS sensor, “DIGIC DV II” image processor and other technologies, and introduced new products such as the“iVIS HV20,” “iVIS HR10” and “iVIS HG10” respectively capable of recording images on tape, DVD and hard disk. As a result, we increased our market share of HD video cameras.
     Meanwhile, in the area of compact photo printers, for dye sublimation “SELPHY series,” we introduced “SELPHY ES2,” which has an enlarged color LCD monitor and enhanced product lineup.
     Regarding LCD projectors, we released and worked to expand sales of the “SX7/X700” featuring the built-in “AISYS” high-performance optical engine for high image quality and brightness, and four products in the compact and lightweight “LV series.”
     As a result of these activities, sales for this segment grew by 10.6% on a consolidated basis and by 12.0% on a non-consolidated basis, both in comparison to the previous term.

Change in Sales

100 MILLIONS OF YEN

Consolidated

103rd
6,535
104th
7,631
105th
8,792
106th
10,419
107th
11,527
0
2,000
4,000
6,000
8,000
10,000
12,000

Non-Consolidated

103rd
4,863
104th
6,045
105th
6,631
106th
7,601
107th
8,515
0
2,000
4,000
6,000
8,000
10,000
12,000

●	Optical and Other Products Operations
     In semiconductor production equipment, the market generally grew steadily by the increased demand for semiconductors. Under this condition, we began shipping and promoting sales of our new “FPA-5510iZ” i-line stepper. We also enhanced our stepper product line by introducing the “FPA-7000AS5” ArF dry stepper and the “FPA-7000AS7” immersion stepper.
     As for mirror projection mask aligners for LCDs, an excess supply of LCD panels has caused panel manufacturers to rein in capital investments with the market for these products contracting as a result. Under such circumstances, both unit and net sales declined significantly despite positive customer reaction to our newly introduced “MPAsp-H700” 8th generation mirror projection mask aligner.
     In large-format inkjet printers, amid active Japanese and overseas markets, we introduced nine new products, including the “imagePROGRAF iPF9000S” which is capable of handling 60-inch paper, and the “imagePROGRAF iPF710” for CAD drawings and enhanced our lineup. We also introduced and began promoting sales of our “PosterArtist2007” poster creation software. All of these efforts helped to significantly expand sales of our large-format inkjet printers.
     As for broadcast-use television lenses, we strengthened our product lineup by introducing new products such as the “DIGISUPER 100AF” which is the first product to be equipped with Canon’s proprietary broadcast-use autofocus function, and the “KH13× 4.5” for affordable High Definition Television cameras. Sales grew steadily as a result.
     In medical equipment, our “CXDI series” x-ray digital camera equipped with our own proprietary Flat Panel X-Ray Image Sensor sold well in overseas markets, fueling a gradual rise in sales of these products.
     The “BESTEM series” die bonder handled by Canon Machinery Inc. remained popular, and the semiconductor sputtering equipment handled by Canon ANELVA Corporation also recorded strong performance.
     As a result of these activities, sales for this segment fell by 7.2% on a consolidated basis and by 20.2% on a non-consolidated basis, both in comparison to the previous term.

Change in Sales

100 MILLIONS OF YEN

Consolidated

103rd
2,498
104th
3,168
105th
3,726
106th
4,238
107th
3,931
0
1,000
2,000
3,000
4,000
5,000

Non-Consolidated

103rd
1,414
104th
1,947
105th
2,235
106th
2,048
107th
1,635
0
1,000
2,000
3,000
4,000
5,000

(2) Facilities Investment
     The investment in facilities during this term totaled 428.5 billion yen (241.4 billion yen by the Company), which are mainly as follows:
Main facilities completed during this term

•	Oita Canon Materials Inc.: New Production Base (Business Machines Operations)
Location: Oita-shi, Oita Pref.
Date of completion: July, 2007
*Leased to Oita Canon Materials Inc. by the Company
•	The Company: New Production Engineering Building (Headquarters Operations)
Location: Kawasaki-shi, Kanagawa Pref.
Date of completion: August, 2007
•	Canon ANELVA Corporation: New Headquarters Building/New Research and Production Building (Headquarters Operations)
Location: Kawasaki-shi, Kanagawa Pref.
Date of completion: July, 2007
*Leased to Canon ANELVA Corporation by the Company
Main facilities under construction for establishment/expansion as of the end of this term

•	The Company: New Production Engineering Building (Headquarters Operations)
Location: Kawasaki-shi, Kanagawa Pref.
•	Head Office of the Company: New Auditorium Building (Headquarters Operations)
Location: Ohta-ku, Tokyo
•	Oita Canon Materials Inc.: New Production Base (Business Machines Operations)
Location: Oita-shi, Oita Pref.
*To be leased to Oita Canon Materials Inc. by the Company
•	Canon Precision Inc.: New Production Base (Business Machines Operations)
Location: Hirosaki-shi, Aomori Pref.
*To be leased to Canon Precision Inc. by the Company

(3) Management Perspectives
     Though there is a slight sense of uncertainty regarding the future, global economies are now confronted with factors heightening the risk of an economic turn down such as financial market confusion due to the subprime loan issue and the impacts of rising crude oil prices, and modest economic growth is expected to continue on the whole led by the high economic growth of the so-called BRIC countries. On the other hand, however, it is expected that competition is to intensify more and more and business conditions for the Canon Group will become increasingly severe.
     In addressing those business and economic conditions, the Canon Group, setting the current fiscal year, the third year of Phase III (2006 to 2010) of our “Excellent Global Corporation Plan,” as a key period for firmly positioning itself for achieving its 2010 objectives, will actively work to further strengthen and enhance its management base.
     Toward that goal, we will focus on strengthening product development capabilities, the source of competitiveness in all of our operations, introduce superior products to those of our competitors, and achieve the real global No.1 market positions in all of our core businesses.
     And, we will work to lower our cost rate even further by automating production and moving forward with efforts to produce more key parts in-house through measures like advancing the stable adoption of automated assembly equipment, and by undertaking production and procurement innovation activities. Additionally, regarding product quality, which is always the top concern of a manufacturer, we will strategically undertake product quality innovation activities to augment our ability to deliver safety, security and satisfaction to our customers.
     To enhance our future-oriented R&D, we will strengthen companywide strategic functions related to R&D under an organizational structure starting from during the current fiscal year, and focus on areas like technology development for future products and research on future technologies.
     We will also accelerate the development of various kinds of displays to promptly establish the display business because the development of new core businesses is essential for realizing sound growth of our business.
     Additionally, because compliance is the key requirement for the Canon Group to continue to prosper as a truly excellent global company, we will take measures that go beyond those we have taken in the past to ensure that all Group executives and employees thoroughly understand and implement the Canon Group’s compliance practices.

(4) Status of Assets and Earnings
Consolidated

	103rd Business Term	104th Business Term
	(Jan. 1, 2003-Dec. 31, 2003)	(Jan. 1, 2004-Dec. 31, 2004)

Net Sales (100 millions of yen)	31,981	34,679

Income before Income Taxes and Minority Interests (100 millions of yen)	4,482	5,521

Net Income (100 millions of yen)	2,757	3,433

Basic Net Income Per Share (yen)	209.21	258.53

Total Assets (100 millions of yen)	31,821	35,870

Total Stockholders’ Equity (100 millions of yen)	18,655	22,099

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

	2.	Basic net income per share is calculated based on the weighted average number of outstanding shares during the term.
Non-Consolidated

	103rd Business Term	104th Business Term
	(Jan. 1, 2003-Dec. 31, 2003)	(Jan. 1, 2004-Dec. 31, 2004)

Net Sales (100 millions of yen)	20,237	22,784

Ordinary Profit (100 millions of yen)	3,206	3,963

Net Income (100 millions of yen)	2,287	2,493

Net Income Per Share (yen)	260.03	281.30

Total Assets (100 millions of yen)	20,593	23,848

Net Assets (100 millions of yen)	14,442	16,514

Notes:	1.	Net income per share is calculated based on the weighted average number of outstanding shares during the term.
2.
The Company implemented a three-for-two stock split on July 1, 2006. The net income per share for 106th business term has been calculated on the basis that the stock split was made at the beginning of the term.

105th Business Term	106th Business Term	107th Business Term
(Jan. 1, 2005-Dec. 31, 2005)	(Jan. 1, 2006-Dec. 31, 2006)	(Jan. 1, 2007-Dec. 31, 2007)

37,542	41,568	44,813

6,120	7,191	7,684

3,841	4,553	4,883

288.63	341.95	377.59

40,436	45,219	45,126

26,047	29,866	29,223

3.
Canon has made a three-for-two stock split on July 1, 2006, and the basic net income per share has been calculated based on the number of outstanding shares following the implementation of the stock split. The basic net income per share for the 106th business term has been calculated on the basis that the stock split was made at the beginning of the term.

105th Business Term	106th Business Term	107th Business Term
(Jan. 1, 2005-Dec. 31, 2005)	(Jan. 1, 2006-Dec. 31, 2006)	(Jan. 1, 2007-Dec. 31, 2007)

24,815	27,297	28,879

4,407	5,240	5,528

2,893	3,375	3,670

325.83	253.48	283.75

26,528	29,381	27,909

18,754	21,093	18,906

3.
Effective from 106th business term, the Company adopted Accounting Standards Board Statement No. 5 “Accounting Standard for Presentation of Net Assets in the Balance Sheet” issued by the Accounting Standards Board of Japan on December 9, 2005 and Accounting Standards Board Guidance No. 8 “Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet” issued by the Accounting Standards Board of Japan on December 9, 2005.

(5) Main Activities
     Canon Group is engaged in the development, manufacture and sales of the following products.

Operations		Main Products

Business Machines	Office Imaging Products	Network Multifunction Devices,
Laser Multifunction Printers,
Copying Machines

	Computer Peripherals	Laser Beam Printers,
Inkjet Printers,
Inkjet Multifunction Printers,
Image Scanners

	Business Information Products	Computers,
Document Scanners,
Handy Terminals,
Calculators,
Electronic Dictionaries

Cameras		Digital Cameras,
Digital Video Cameras,
Interchangeable Lenses,
LCD Projectors

Optical and Other Products		Semiconductor Production Equipment,
Mirror Projection Mask Aligners for LCDs,
Broadcast-use Television Lenses,
Medical Image Recording Equipment,
Large-Format Inkjet Printers,
Vacuum Equipment for Electronic Components

(6) Canon Group Global Network
■ Major Domestic Bases

Name [Location]

Canon Inc.
Headquarters [Tokyo]
Ayase Office [Kanagawa Pref.]
Hiratsuka Development Center [Kanagawa Pref.]
Ami Plant [Ibaraki Pref.]
Optics R&D Center [Tochigi Pref.]
Toride Plant [Ibaraki Pref.]
Kosugi Office [Kanagawa Pref.]
Fuji-Susono Research Park [Shizuoka Pref.]
Yako Office [Kanagawa Pref.]
Tamagawa Plant [Kanagawa Pref.]
Kawasaki Office [Kanagawa Pref.]
Utsunomiya Plant [Tochigi Pref.]
Utsunomiya Optical Products Plant [Tochigi Pref.]

Manufacturing
Oita Canon Inc. [Oita Pref.]
Canon Chemicals Inc. [Ibaraki Pref.]
Nagahama Canon Inc. [Shiga Pref.]
Fukushima Canon Inc. [Fukushima Pref.]

Marketing
Canon Marketing Japan Inc. [Tokyo]
Canon Software Inc. [Tokyo]

R&D, Manufacturing and Marketing
Canon Electronics Inc. [Saitama Pref.]
Canon Finetech Inc. [Saitama Pref.]
Canon Machinery Inc. [Shiga Pref.]
Nisca Corporation [Yamanashi Pref.]
Canon Precision Inc. [Aomori Pref.]
Canon ANELVA Corporation [Kanagawa Pref.]

■ Major Overseas Bases

Name [Location]

R&D
Canon Development Americas, Inc. [U.S.A.]
Canon Technology Europe Ltd. [U.K.]
Canon Research Centre France S.A.S. [France]
Canon Information Systems Research Australia Pty. Ltd. [Australia]

Manufacturing
Canon Virginia, Inc. [U.S.A.]
Canon Giessen GmbH [Germany]
Canon Bretagne S.A.S. [France]
Canon Dalian Business Machines, Inc. [China]
Canon Zhuhai, Inc. [China]
Canon Zhongshan Business Machines Co., Ltd. [China]
Canon (Suzhou) Inc. [China]
Canon Inc. Taiwan [Taiwan]
Canon Hi-Tech (Thailand) Ltd. [Thailand]
Canon Vietnam Co., Ltd. [Vietnam]
Canon Opto (Malaysia) Sdn. Bhd. [Malaysia]

Marketing
Canon U.S.A., Inc. [U.S.A.]
Canon Canada, Inc. [Canada]
Canon Latin America, Inc. [U.S.A.]
Canon Europa N.V. [Netherlands]
Canon (UK) Ltd. [U.K.]
Canon France S.A.S. [France]
Canon Deutschland GmbH [Germany]
Canon North-East Oy [Finland]
Canon Middle East FZ-LLC [U.A.E.]
Canon (China) Co., Ltd. [China]
Canon Hongkong Co., Ltd. [Hong Kong]
Canon Korea Consumer Imaging Inc. [Korea]
Canon Singapore Pte. Ltd. [Singapore]
Canon Australia Pty. Ltd. [Australia]
Canon do Brasil Indústria e Comércio Limitada [Brazil]
Canon Chile, S.A. [Chile]
Canon South Africa Pty. Ltd. [South Africa]

R&D, Manufacturing and Marketing
Canon Electronic Business Machines (H.K.) Co., Ltd. [Hong Kong]

(7) Employees
Consolidated

Number of employees	131,352 persons
(Increase of 12,853 persons from the previous term)

Americas	10,738 persons

Europe	12,285 persons

Japan	55,227 persons

Others	53,102 persons

Note:	The number of employees represents the total number of employees excluding those who do not work full-time.
Non-Consolidated

Number of employees	20,886 persons

(Increase of 509 persons from the previous term)

Average age	39.4 years

Average years of service	16.2 years

Notes:	1. The number of employees represents the total number of employees excluding those who do not work full-time.

2. The number of employees does not include those who have been dispatched to affiliated companies, etc. (2,543 persons).
(8) Aquisition of shares of other companies
(i)
The Company, aiming the earliest possible launch of a commercial SED television business, made its consolidated subsidiary SED Inc. a wholly-owned subsidiary on January 29, 2007 by acquiring all of the SED Inc. shares held by Toshiba Corporation.

(ii)
Canon Marketing Japan Inc., aiming to strengthen its IT solutions business, made Argo 21 Corporation its consolidated subsidiary on June 21, 2007, by tender offer and then made the company a wholly-owned subsidiary on November 1, 2007 by share exchange.

(iii)	The Company, aiming the launch of display business, made Tokki Corporation (listed on the JASDAQ stock exchange) its consolidated subsidiary on December 28, 2007 by tender offer.

(9) Principal Subsidiaries
■ Subsidiaries

	Capital Stock (millions of yen)	Ratio of Voting
Company Name		Rights of the	Main Activities
		Company (%)

Canon Marketing Japan Inc.	73,303	51.8	Domestic sale of business machines, cameras, etc.

Canon Electronics Inc.	4,969	54.4	Manufacture and sale of information related equipment and precision machinery units for cameras

Canon Finetech Inc.	3,451	58.5	Manufacture and sale of printers, peripheral devices for business machines and chemicals, etc.

Canon Software Inc.	1,348	57.6	Development and sale of computer software

Canon Machinery Inc.	2,672	65.2	Manufacture and sale of semiconductor production equipment and automation/ laborsaving equipment

Tokki Corporation	6,573	66.5	Development, manufacture and sale of equipment for manufacturing organic EL display panels, etc.

Nisca Corporation	2,102	51.1	Manufacture and sale of office automation equipment and optical measurement equipment, etc.

e-System Corporation	5,005	62.2	Introduction of Customer Relationship Management System, etc.

Oita Canon Inc.	80	100.0	Manufacture of cameras

Canon U.S.A., Inc.	204,355 thousands of U.S.$	100.0	Sale of business machines, cameras, etc. in the Americas

Canon Europa N.V.	290,600 thousands of Euro	100.0	Sale of business machines, cameras, etc. in Europe

Notes:	1. The ratio of the Company’s voting rights in Canon Marketing Japan Inc. and Canon Finetech Inc. are calculated together with the number of voting rights held by subsidiaries.
2. The ratio of the Company’s voting rights in Canon Software Inc., Nisca Corporation and e-System Corporation are based on the number of voting rights held by subsidiaries.
■ Consolidated Status
     The number of consolidated subsidiaries was 239, and the number of affiliated companies accounted for by the equity method was 15.

2. Shares of the Company
Number of Shares Issuable          3,000,000,000 shares
Outstanding Shares, Capital Stock and Number of Shareholders

	As of the end of	Change during	As of the end of
	the Previous Term	This Term	This Term

Outstanding Shares (share)	1,333,445,830	190,380	1,333,636,210

Capital Stock (yen)	174,603,298,109	94,999,620	174,698,297,729

Number of Shareholders (person)	120,770	37,618	158,388

Note:	The increase of the outstanding shares and the capital stock during this term reflect the conversion of convertible debentures.

Major Shareholders (Ten shareholders)

	Investment by
	the Shareholders
	in the Company
Name of Shareholders	Number of	Share-
	Shares Held	holding
	(thousands of	Ratio (%)
	shares)

The Dai-Ichi Mutual Life Insurance Co.	93,312	7.0

Moxley & Co.	73,640	5.5

Japan Trustee Services Bank, Ltd. (Trust Account)	68,801	5.2

The Master Trust Bank of Japan, Ltd. (Trust Account)	62,200	4.7

State Street Bank and Trust Company	36,165	2.7

Nomura Securities Co., Ltd.	30,525	2.3

Mizuho Corporate Bank, Ltd.	28,419	2.1

Sompo Japan Insurance Inc.	22,910	1.7

BNP Paribas Securities (Japan) Limited	22,229	1.7

State Street Bank and Trust Company 505103	21,730	1.6

Notes:1.	With respect to Mizuho Corporate Bank, Ltd., in addition to the above, there are 7,704 thousand shares of the Company’s stock, in the form of trust property relating to retirement allowance trust.
2.	The Company owns 72,588 thousand shares (5.4%) of treasury stock.
Shareholding Ratio by Category

3. Stock Acquisition Rights of the Company
Convertible Debentures

Issues	Total Amount	Balance of Convertible Debentures	Ratio of Conversion

The third series of Unsecured Convertible Debentures Due 2008	40,000 million yen	128 million yen	99.7%

4. Directors and Corporate Auditors
(1) Directors and Corporate Auditors

Position	Name	Business in Charge or Representatives of
other Organizations

Chairman & CEO	Fujio Mitarai	Chairman of Nippon Keidanren
President & COO	Tsuneji Uchida
Executive Vice President	Toshizo Tanaka	Group Executive of Policy & Economy Research
Headquarters
Senior Managing Director	Nobuyoshi Tanaka	Group Executive of Corporate Intellectual
Property & Legal Headquarters
Senior Managing Director	Junji Ichikawa	Chief Executive of Optical Products Operations
Senior Managing Director	Hajime Tsuruoka	President of Canon Europa N.V.
Managing Director	Akiyoshi Moroe	Group Executive of Human Resources
Management & Organization Headquarters and
Group Executive of External Relations
Headquarters
Managing Director	Kunio Watanabe	Group Executive of Corporate Planning
Development Headquarters and Deputy Group
Executive of Policy & Economy Research
Headquarters
Managing Director	Yoroku Adachi	President & CEO of Canon U.S.A., Inc.
Managing Director	Yasuo Mitsuhashi	Chief Executive of Peripheral Products Operations
Managing Director	Tomonori Iwashita	Group Executive of Global Environment
Promotion Headquarters and Group Executive of
Quality Management Headquarters
Managing Director	Masahiro Osawa	Group Executive of Finance & Accounting
Headquarters
Managing Director	Shigeyuki Matsumoto	Group Executive of Device Technology
Development Headquarters
Director	Katsuichi Shimizu	Chief Executive of Inkjet Products Operations
Director	Ryoichi Bamba	Executive Vice President of Canon U.S.A., Inc.
Director	Toshio Homma	Chief Executive of L Printer Products Operations
Director	Keijiro Yamazaki	Group Executive of General Affairs Headquarters
Director	Shunichi Uzawa	Group Executive of Core Technology (koa
tekunoroji) Development Headquarters
Director	Masaki Nakaoka	Chief Executive of Office Imaging Products
Operations
Director	Toshiyuki Komatsu	Group Executive of Leading-Edge Technology
Development Headquarters
Director	Haruhisa Honda	Group Executive of Production Engineering
Headquarters
Director	Tetsuro Tahara	Group Executive of Global Manufacturing &
Logistics Headquarters
Director	Seijiro Sekine	Group Executive of Information &
Communication Systems Headquarters
Director	Shunji Onda	Group Executive of Global Procurement
Headquarters
Director	*Kazunori Fukuma	President & Representative Director of SED Inc.
Director	*Hideki Ozawa	President of Canon (China) Co.Ltd.
Director	*Masaya Maeda	Chief Executive of Image Communication
Products Operations

Position	Name	Business in Charge or Representatives of
other Organizations

Corporate Auditor	Teruomi Takahashi
Corporate Auditor	Kunihiro Nagata
Corporate Auditor	Tadashi Ohe	Attorney
Corporate Auditor	Yoshinobu Shimizu	Certified Public Accountant
Corporate Auditor	Minoru Shishikura

Notes: 1.	Directors with asterisk were newly elected at the Ordinary General Meeting of Shareholders for the 106th Business Term held on March 29, 2007, and all of them assumed their respective offices.
2.	Corporate Auditors Mr. Tadashi Ohe, Mr. Yoshinobu Shimizu and Mr. Minoru Shishikura are Outside Corporate Auditors defined by item 16, Article 2 of the Corporation Law.
3.	Corporate Auditor Mr. Kunihiro Nagata had experienced accounting operation at the Company for many years and has a wealth of expertise in finance and accounting.
4.	Corporate Auditor Mr. Yoshinobu Shimizu is a Certified Public Accountant and has a wealth of expertise in finance and accounting.
5.	Corporate Auditor Mr. Minoru Shishikura had experienced financial operation at an insurance company for many years and has a wealth of expertise in finance.
6.	“Business in Charge or Representatives of other Organizations” of Directors Mr. Tomonori Iwashita, Mr. Shunichi Uzawa and Mr. Toshiyuki Komatsu, as of January 1, 2008, and of Director Mr. Ryoichi Bamba, as of February 1, 2008, have been changed as follows.
Director Mr. Hajime Tsuruoka retired from the position of President of Canon Europa N.V. on January 31, 2008.

Tomonori Iwashita	Group Executive of Environment Headquarters and Group
Executive of Quality Management Headquarters
Ryoichi Bamba	President of Canon Europa N.V.
Shunichi Uzawa	Group Executive of Core Technology (kiban gijutsu) Development
Headquarters
Toshiyuki Komatsu	Group Executive of Frontier Research Headquarters
(2) Remuneration and Other Amounts to Directors and Corporate Auditors

Directors	27 persons	1,287 million yen
Corporate Auditors	5 persons	107 million yen
(including 50 million yen for 3 Outside Corporate Auditors)

Notes: 1.	Directors’ remuneration and other amounts do not include amount paid as salary for employees to those Directors who are also employees.

2.	Directors’ remuneration and other amounts include provisions for directors’ bonuses for this term in the amount of 360 million yen.

3.	The above remuneration and other amounts include an increased amount of accrued directors’ retirement benefits for this term (Directors 211 million yen, Corporate Auditors 13 million yen (including 6 million yen for Outside Corporate Auditors)).

(3) Outside Directors and Outside Corporate Auditors

Important Concurrent Post

Name	Concurrent Post	Company Name

Tadashi Ohe	Outside Corporate Auditor	Marui Co., Ltd.

	Outside Corporate Auditor	Kao Corporation

Yoshinobu Shimizu	Outside Corporate Auditor	Mitsubishi UFJ Trust and Banking Corporation

Minoru Shishikura	Outside Corporate Auditor	Canon Marketing Japan Inc.

	Outside Corporate Auditor	Canon Finetech Inc.

Principal Activities

Name	Principal Activities

Tadashi Ohe	Attended nearly all meetings of the Board of Directors and the Board of Corporate Auditors, and provided expert input as an attorney when necessary.

Yoshinobu Shimizu	Attended nearly all meetings of the Board of Directors and the Board of Corporate Auditors, and provided expert input as a Certified Public Accountant when necessary.

Minoru Shishikura	Attended nearly all meetings of the Board of Directors and the Board of Corporate Auditors, and provided input based on his insight in financial operation when necessary.

5. Accounting Auditor
(1) Name of Accounting Auditor
Ernst & Young ShinNihon
(2) Remuneration and Other Amounts to Accounting Auditor for This Term

Amount

(i)	Remuneration and other amounts payable by the Company for the services defined in paragraph 1, Article 2 of the Certified Public Accountants Law	610 million yen

(ii)	Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	937 million yen

Notes:	1.	In the audit agreement between the Company and the Accounting Auditor, remuneration amounts are determined on a lump-sum without breakdown into a separate remuneration amount for auditing in accordance with the Corporation Law and in accordance with the Financial Instruments and Exchange Law. Accordingly, the amounts shown in (i) above represent total amounts of remuneration and other amounts for both of these auditing services.
	2.	The Company pays remuneration to the Accounting Auditor for financial due diligence in addition to the services defined in paragraph 1, Article 2 of the Certified Public Accountants Law.
	3.	Among the Company’s principal subsidiaries, Tokki Corporation is audited by KPMG AZSA & Co., Canon U.S.A., Inc. is audited by Ernst & Young LLP and Canon Europa N.V. is audited by Ernst & Young Accountants.
(3) Policy Regarding Decision to Either Dismiss or Not Reappoint Accounting Auditor
     The Board of Corporate Auditors, by unanimous agreement, will dismiss the Accounting Auditor when confirmed that the Accounting Auditor falls under any Item of Paragraph 1, Article 340 of the Corporation Law.
     In addition to the above, should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that the Accounting Auditor will be able to properly perform an audit, the Directors will propose, with the agreement of the Board of Corporate Auditors, or as requested by the Board of Corporate Auditors, not to reappoint the Accounting Auditor at a general meeting of shareholders.

6. Systems for Ensuring Propriety of Operations
     As systems for ensuring the propriety of the Company’s operations, the Board of Directors has adopted a resolution as follows:
(1)	System for Ensuring the Performance of Duties by Directors and Employees to Comply with Laws and Articles of Incorporation
(i)
Based on the spirit of the “Three Selfs” (self-motivation, self-management, and self-awareness)—a Canon universal principle dating back to the Company’s founding—the Company established the Canon Group Code of Conduct as a standard to which Directors and employees must adhere when performing their work. A Committee that manages and oversees this initiative promotes compliance activities to develop law-abiding, independent and strong individuals with a high sense of ethics.

(ii)	Policies and measures set forth by the Committee above are implemented throughout the Company with the assistance of compliance staff assigned to each division.

(iii)	Each division establishes internal rules and guidelines to help ensure that all Directors and employees thoroughly understand the laws and regulations of Japan and other countries.

(iv)	The Company’s internal auditing, legal, and other divisions work to strengthen compliance through law-abidance guidance and monitoring on its business activities.

(v)	An in-house hotline system is employed to promote internal self-checks to prevent illegal or unethical activities and help prevent improprieties.
(2)	System for Maintaining and Managing Information Relating to the Performance of Duties by Directors
(i)
Information relating to the performance of duties by Directors is maintained and managed in accordance with the Company’s basic rules for document management addressing the creation, sending and receiving, storage, retention, and destruction of documents, and other in-house rules.

(ii)	A system is established that enables Directors, Corporate Auditors, and internal auditing to access this information anytime.

(3)	Rules and Other Systems Regarding Management of Risk of Loss
(i)	Important matters are carefully deliberated at the Executive Committee and in other Management Committees on specific action plans to eliminate or reduce business risks.

(ii)
Business processes are specified and risks are evaluated based on guidelines set forth by a committee that oversees financial risk management to ensure the accuracy and reliability of financial reporting. This must be documented in writing, and the status of control activity is regularly confirmed to make risk management effectively work.

(iii)
A risk management system is created through the formulation and observance of various in-house rules to protect the Company from diversifying risks (quality, environmental, disaster, information-related, export management, etc.) and maintain public faith. In particular, Basic Policies Regarding Product Safety have been established, which govern efforts in supplying customers with safe products that will allow comfortable and satisfactory use.

(iv)	Wide-ranging audits of various types and promotion of the in-house hotline system by internal auditing are carried out for the early detection and resolution of risks.
(4)	System for Assuring Directors’ Efficient Execution of Duties
(i)
The Executive Committee and Management Committees are established and important matters are carefully deliberated in advance by Directors and relevant managers to promote prompt and appropriate decision making by Directors.

(ii)
Based on explanation of management policies in long-term management plans, the Company goals are given concrete shape in medium-term plans, and each division is thoroughly informed of the content of these plans. Furthermore, annual and quarterly short-term plans and monthly budgetary control are used to monitor performance progress, through which the Company makes optimum use of management resources.

(5)	System for Ensuring Appropriate Operations of the Corporate Group Comprised of Corporation, its Parent Companies and Subsidiaries
(i)	Based on the “Canon Group Code of Conduct”, the Company promotes Groupwide compliance and infuses an awareness of compliance and corporate ethics to share as a set of common values for the Group.

(ii)	Policies and measures set forth by the Committee managing and overseeing the “Canon Group Code of Conduct” are implemented at each Group company by compliance staff assigned to it.

(iii)	The internal auditing, legal, and other divisions enhance compliance by providing guidance and monitoring with regard to the observance of laws in the business activities of all Group companies.

(iv)	The soundness and efficiency of the Group’s business activities are ensured through the formulation of Groupwide medium-term plans and deliberations in the Management Committee.
(6)	Matters Regarding Employees Who Assist the Duties of Corporate Auditors When Corporate Auditors Request Assignment of Such Employees
(i)	A division is established specifically to assist Corporate Auditors with their duties.

(ii)	Full-time employees of a requisite number are assigned to the division.
(7)	Matters Regarding Independence of the Employees in (6) Above From Directors
(i)	The division is an organization independent of the Board of Directors.

(ii)	Changes in the division’s personnel require the prior consent of the Board of Corporate Auditors.

(8)	System for Directors and Employees to Report to Corporate Auditors and System for Other Types of Reporting to Corporate Auditors
(i)	Directors promptly report to Corporate Auditors matters that may have a significant impact on the Company when such matters emerge or are likely to emerge.

(ii)	Directors and employees deliver reports periodically to Corporate Auditors regarding matters Directors and the Corporate Auditors have previously agreed upon in consultations.

(iii)	Corporate Auditors attend the Executive Committee and other important meetings.

(iv)	An in-house hotline system is adopted to allow Corporate Auditors to receive information from employees.
(9)	Other Systems for Securing the Effectiveness of Auditing by Corporate Auditors
(i)	Corporate Auditors periodically receive reports from accounting auditors.

(ii)	The Company establishes the systems for providing cooperation and allowing field audits of internal divisions and affiliates to be performed efficiently by Corporate Auditors.

Consolidated Financial Statements
Consolidated Balance Sheets

ASSETS		Millions of yen

	As of Dec. 31,	As of Dec. 31,
	2007	2006

Current assets:
Cash and cash equivalents	944,463	1,155,626
Time deposits	10,333	41,953
Marketable securities	10,166	10,445
Trade receivables, net	794,240	761,947
Inventories	563,474	539,057
Prepaid expenses and other current assets	286,111	273,321

Total current assets	2,608,787	2,782,349

Noncurrent receivables	15,239	14,335
Investments	90,086	110,418
Property, plant and equipment, net	1,364,702	1,266,425
Other assets	433,811	348,388

Total assets	4,512,625	4,521,915

LIABILITIES AND STOCKHOLDERS’ EQUITY		Millions of yen

	As of Dec. 31,	As of Dec. 31,
	2007	2006

Current liabilities:
Short-term loans and current portion of long-term debt	18,317	15,362
Trade payables	514,226	493,058
Accrued income taxes	150,726	133,745
Accrued expenses	357,525	303,353
Other current liabilities	215,911	217,789

Total current liabilities	1,256,705	1,163,307

Long-term debt, excluding current installments	8,680	15,789
Accrued pension and severance cost	44,710	83,876
Other noncurrent liabilities	57,324	55,536

Total liabilities	1,367,419	1,318,508

Minority interests	222,870	216,801
Commitment and contingent liabilities
Stockholders’ equity:
Common stock	174,698	174,603
[Authorized shares] (share)	[3,000,000,000 ]	[3,000,000,000 ]
[Issued shares] (share)	[1,333,636,210 ]	[1,333,445,830 ]
Additional paid-in capital	402,991	403,510
Legal reserve	46,017	43,600
Retained earnings	2,720,146	2,368,047
Accumulated other comprehensive income (loss)	34,670	2,718
Treasury stock, at cost	(456,186)	(5,872)
[Treasury shares] (share)	[72,588,428 ]	[1,794,390 ]

Total stockholders’ equity	2,922,336	2,986,606

Total liabilities and stockholders’ equity	4,512,625	4,521,915

Consolidated Statements of Income

Millions of yen

	Year ended	Year ended
	Dec. 31, 2007	Dec. 31, 2006

Net sales	4,481,346	4,156,759

Cost of sales	2,234,365	2,096,279

Gross profit	2,246,981	2,060,480

Operating expenses:

Selling, general and administrative expenses	1,122,047	1,045,140

Research and development expenses	368,261	308,307

	1,490,308	1,353,447

Operating profit	756,673	707,033

Other income (deductions):

Interest and dividend income	32,819	27,153

Interest expense	(1,471)	(2,190)

Other, net	(19,633)	(12,853)

	11,715	12,110

Income before income taxes and minority interests	768,388	719,143

Income taxes	264,258	248,233

Income before minority interests	504,130	470,910

Minority interests	15,798	15,585

Net income	488,332	455,325

Consolidated Statement of Stockholders’ Equity

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity

Balance at December 31, 2006	174,603	403,510	43,600	2,368,047	2,718	(5,872)	2,986,606

Cumulative effect of a change in accounting principle – adoption of EITF 06-2, net of tax				(2,204)			(2,204)

Conversion of convertible debt and other	95	(522)					(427)

Cash dividends				(131,612)			(131,612)

Transfers to legal reserve			2,417	(2,417)			–

Comprehensive income:

Net income				488,332			488,332

Other comprehensive income (loss), net of tax

Foreign currency translation adjustments					(62)		(62)

Net unrealized gains and losses on securities					(1,778)		(1,778)

Net gains and losses on derivative instruments					814		814

Pension liability adjustments					32,978		32,978

Total comprehensive income							520,284

Repurchase of treasury stock, net		3				(450,314)	(450,311)

Balance at December 31, 2007	174,698	402,991	46,017	2,720,146	34,670	(456,186)	2,922,336

Notes to Consolidated Financial Statements
<Notes to Basic Significant Matters Regarding Preparation of Consolidated Financial Statements>
Significant Accounting Policies
1. Group Position
     The number of consolidated subsidiaries was 239, and the number of affiliated companies accounted for by the equity method was 15.
2. Basis of Presentation
     The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) pursuant to the provision of paragraph 1, Article 148 of the Company Accounting Regulations. However, certain disclosures required under US GAAP are omitted pursuant to the same provision.
3. Cash Equivalents
     All highly-liquid investments acquired with an original maturity of three months or less are considered to be cash equivalents.
4. Translation of Foreign Currencies
     Assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the balance sheet date. Exchange differences are charged or credited to income. Assets and liabilities of subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date and income and expense items are translated at the average exchange rates prevailing during the year. The resulting translation adjustments are reported in other comprehensive income (loss).
5. Inventories
     Inventories are stated at the lower of cost or market value. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.
6. Marketable Securities
     Canon accounts for its debt and marketable equity securities in accordance with Statement of Financial Accounting Standards No.115, “Accounting for Certain Investments in Debt and Equity Securities.” Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported in other comprehensive income (loss) until realized. Realized gain and losses are determined on the average cost method.
7. Property, Plant and Equipment
     Property, plant and equipment are depreciated principally by the declining-balance method.

Change of Depreciation Method
     Effective April 1, 2007, the Company and its domestic subsidiaries elected to change the declining-balance method of depreciating machinery and equipment from the fixed-percentage-on-declining base application to the 250% declining-balance application. Estimated residual values were also reduced in conjunction with this change. The Company and its domestic subsidiaries believe that the 250% declining-balance application is preferable because it provides a better matching of the allocation of cost of machinery and equipment with associated revenues in light of increasingly short product life cycles. The change in depreciation methods caused an increase in depreciation expense by 63,773 million yen and a decrease in net income by 32,321 million yen for the year ended December 31, 2007.
8. Goodwill and Other Intangible Assets
     Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment at least annually in accordance with Statement of Financial Accounting Standards No.142, “Goodwill and Other Intangible Assets.” Intangible assets with estimated useful lives are amortized over the respective estimated useful lives. Software is amortized on a straight-line basis over the period of three to five years.
9. Impairment of Long-Lived Assets
     In accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets, such as property, plant and equipment, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.
10. Basis of recording Allowances
(Allowance for doubtful accounts)
     An allowance for doubtful accounts is provided based on credit loss history and an evaluation of any specific doubtful accounts.
     (Accrued pension and severance cost)
     In accordance with Statement of Financial Accounting Standards No.87, “Employer’s Accounting for Pensions” and Statement of Financial Accounting Standards No.158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. Unrecognized actuarial loss is recognized by amortizing a portion in excess of a corridor (i.e., 10% of the greater of the projected benefit obligations or the fair value of plan assets) by the straight-line method over the average remaining service period of employees. Unrecognized prior service cost is amortized by the straight-line method over the average remaining service period of employees.

Additional information
     Effective January 1, 2007, the Company and certain of its domestic subsidiaries have amended their defined benefit pension plans, and the projected benefit obligation has decreased by 101,620 million yen. In conjunction therewith, the Company and certain of its domestic subsidiaries also have implemented a defined contribution pension plan for certain future pension benefits attributable to employees’ future services.
11.	Taxes collected from customers and remitted to governmental authorities are excluded from revenues, cost and expenses in consolidated statements of income.
12. Net Income Per Share
     Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during each year. Diluted net income per share includes the effect from potential issuance of common stock based on the assumption that all convertible debentures were converted into common stock.
13. New Accounting Standards
     In June, 2006, the FASB ratified the EITF consensus on EITF Issue No.06-2, “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No.43” (“EITF06-2”). EITF06-2 was adopted by Canon on January 1, 2007 through a cumulative-effect adjustment which increased accrued expenses by 4,402 million yen and decreased retained earnings by 2,204 million yen.
<Notes to Consolidated Balance Sheets>

1.	Allowance for doubtful receivables:	14,547 million yen
2.	Accumulated depreciation:	1,594,374 million yen
3.	Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, net unrealized gains and losses on securities, net gains and losses on derivative financial instruments and pension liability adjustments.
4.	Assets as collateral:	2,872 million yen
5.	Guarantee obligations for bank loans taken out by employees as well as subsidiaries and affiliates:	27,946 million yen
<Note to Consolidated Statement of Stockholders’ Equity>
     Pension liability adjustments include actuarial loss, prior service cost and net transition obligation.
<Note to Per Share Information>

Net income per share
Basic	377.59 yen
Diluted	377.53 yen
<Note to Significant Subsequent Events>
     There is no significant subsequent event.

Accounting Audit Report of Accounting Auditor on
Consolidated Financial Statements
Report of Independent Auditors
February 12, 2008
The Board of Directors
Canon Inc.

Ernst & Young ShinNihon

Hideo Kojima
Certified Public Accountant
Designated and Engagement
Partner

Naomitsu Hirayama
Certified Public Accountant
Designated and Engagement
Partner

Yuichiro Munakata
Certified Public Accountant
Designated and Engagement
Partner

Hiroki Suzuki
Certified Public Accountant
Designated and Engagement
Partner
     Pursuant to Article 444, Paragraph 4 of the Corporation Law, we have audited the consolidated balance sheet, the consolidated statement of income, the consolidated statement of stockholders’ equity and the notes to consolidated financial statements of Canon Inc. (the “Company”) applicable to the fiscal year from January 1, 2007 through December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
     We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require thet we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and results of operations of the Canon Group, which consisted of the Company and consolidated subsidiaries, applicable to the fiscal year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States under Article 148, Section 1 of the Corporation Accounting Regulations (refer to Note 2 of “Notes to Basic Significant Matters Regarding Preparation of Consolidated Financial Statements” in the notes to consolidated financial statements).
     As discussed in note 7 to the consolidated financial statements, in 2007 the Company changed its method of accounting for depreciation.
     We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

Audit Report of Board of Corporate Auditors on
Consolidated Finacial Statements
Audit Report on Consolidated Finacial Statements
    Regarding the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statements of changes in stockholders’ eqnity, and notes to consolidated financial statements) for the 107th business term from January 1, 2007, to December 31, 2007, we have prepared this Audit Report upon deliberation based on the audit reports prepared by each Corporate Auditor and hereby report as follows:
1.	Auditing Methods Employed by the Corporate Auditors and Board of Corporate Auditors and Details of Such Methods
    We established auditing policies, allocation of duties, and other relevant matters, and received reports from each Corporate Auditor regarding their execution of audits and results thereof, as well as reports from the Directors and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.
    Following the auditing policies and allocation of duties established by the Board of Corporate Auditors, each Corporate Auditor received reports from such as the Directors and employees regarding consolidated financial statements and sought explanations as necessary. Furthermore, we monitored and verified whether the Accounting Auditor maintained their independence and implemented appropriate audits, and received reports from the Accounting Auditor regarding the performance of their duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 159 of the Company Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the above methods, we examined the consolidated financial statements for this business term.

2. Audit Results
     We confirm that the methods and results of the audit employed by the Accounting Auditor, Ernst & Young ShinNihon, are proper.
   February 13, 2008
          Board of Corporate Auditors, Canon Inc.

Corporate Auditor	Teruomi Takahashi
Corporate Auditor	Kunihiro Nagata
Corporate Auditor	Tadashi Ohe
Corporate Auditor	Yoshinobu Shimizu
Corporate Auditor	Minoru Shishikura
Note:	Corporate Auditors, Tadashi Ohe, Yoshinobu Shimizu and Minoru Shishikura are Outside Corporate Auditors, as provided in Item 16, Article 2, and Paragraph 3, Article 335, of the Corporation Law.

Non-Consolidated Financial Statements
Non-Consolidated Balance Sheets

ASSETS		Millions of yen
	As of Dec. 31,	As of Dec. 31,
	2007	2006

Current assets	1,356,510	1,622,281
Cash and deposits	5,676	324,053
Notes receivable	233,775	295,862
Accounts receivable	604,547	621,656
Marketable securities	75,920	-
Finished goods	110,168	93,685
Work in process	112,051	107,666
Raw materials and supplies	4,731	4,642
Deferred tax assets	52,989	34,124
Short-term loans receivable	49,735	19,320
Other current assets	106,926	121,295
Allowance for doubtful receivables	(8)	(22)

Fixed assets	1,434,382	1,315,791
Property, Plant And Equipment, net	912,986	818,094
Buildings	465,680	418,087
Machinery	172,863	150,795
Vehicles	399	332
Tools and equipment	55,167	54,985
Land	138,165	133,522
Construction in progress	80,712	60,373
Intangibles fixed assets	42,497	34,480
Software	39,205	31,999
Other intangibles	3,292	2,481
Investments and other assets	478,899	463,217
Marketable securities-noncurrent	28,471	38,571
Investments in affiliated companies	367,132	347,051
Long-term loans receivable	6,767	4,897
Long-term pre-paid expenses	12,957	13,741
Deferred tax assets-noncurrent	57,381	53,810
Guarantees	1,787	2,141
Other noncurrent assets	4,465	3,102
Allowance for doubtful receivables-noncurrent	(61)	(96)

Total assets	2,790,892	2,938,072

LIABILITIES AND NET ASSETS		Millions of yen
	As of Dec. 31,	As of Dec. 31,
	2007	2006

Current liabilities	854,642	770,621
Notes payable	2,440	2,248
Accounts payable	419,444	406,771
Short-term loans	94,465	36,452
Other payable	109,473	115,245
Accrued expenses	79,992	70,238
Accrued income taxes	115,668	103,871
Deposits	10,576	10,161
Accrued warranty expenses	4,705	3,171
Accrued bonuses for employees	5,194	5,656
Accrued directors’ bonuses	360	295
Other current liabilities	12,325	16,513
Noncurrent liabilities	45,684	58,168
Convertible debt	128	318
Accrued pension and severance cost	41,713	52,376
Accrued directors’ retirement benefits	1,368	1,209
Reserve for environmental provision	2,475	4,265

Total liabilities	900,326	828,789

Stockholders’ Equity	1,886,784	2,101,545
Common stock	174,698	174,603
Capital surplus	306,250	306,152
Additional paid-in capital	306,225	306,130
Other capital surplus	25	22
Retained earnings	1,862,022	1,626,662
Legal reserve	22,114	22,114
Other retained earnings	1,839,908	1,604,548
Reserve for special depreciation	7,694	12,485
Reserve for deferral of capital gain on property	1,255	1,292
Special reserves	1,249,928	1,249,928
Retained earnings brought forward	581,031	340,843
Treasury stock	(456,186)	(5,872)
Valuation and translation adjustments	3,782	7,738
Net unrealized gains (losses) on Securities	5,028	8,899
Net deferred gains (losses) on hedges	(1,246)	(1,161)

Total net assets	1,890,566	2,109,283

Total liabilities and net assets	2,790,892	2,938,072

Non-Consolidated Statements of Income

		Millions of yen

	Year ended	Year ended
	Dec. 31, 2007	Dec. 31, 2006

Net Sales	2,887,912	2,729,657
Cost of Sales	1,793,613	1,703,615

Gross Profit	1,094,299	1,026,042

Selling, general and administrative expenses	560,458	514,885

Operating profit	533,841	511,157

Other Income	108,956	95,255
Interest income	2,054	2,347
Dividend income	16,816	14,521
Rental income	49,310	39,806
Royalty income	30,709	28,069
Miscellaneous income	10,067	10,512
Other Expense	89,954	82,416
Interest expense	1,285	134
Depreciation of rental assets	43,226	35,473
Loss on disposal and write-off of inventories	7,128	17,563
Foreign exchange loss	28,440	22,397
Miscellaneous loss	9,875	6,849

Ordinary profit	552,843	523,996

Non-Ordinary Income	898	995
Gain on sales of fixed assets	407	348
Gain on sales of marketable securities-noncurrent	90	368
Gain on sales of investments in affiliated companies	401	279
Non-Ordinary Loss	4,368	15,511
Loss on sales and disposal of fixed assets	3,869	10,187
Loss on impairment of fixed assets	499	5,218
Loss on sales of marketable securities - noncurrent	-	34
Loss on sales of investments in affiliated companies	-	72

Income before income taxes	549,373	509,480
Income taxes — Current	202,198	175,464
— Deferred	(19,798)	(3,504)

Net income	366,973	337,520

(This page is left blank intentionally.)

Non-Consolidated Statement of changes in Stockholders’ Equity

	Stockholders’ equity
	Common Stock	Capital surplus		Retained earnings

		Additional paid-in capital	Other capital surplus	Legal reserve	Reserve for special depreciation

Balance at December 31, 2006	174,603	306,130	22	22,114	12,485

Changes in the term

Conversion of convertible debt	95	95

Transfer to reserve for special depreciation					609

Reversal of reserve for special depreciation					(5,400)

Reversal of reserve for deferral of capital gain on property

Dividends from surplus

Net income

Repurchase of treasury stock

Disposal of treasury stock			3

Net change of items other than stockholders’ equity

Total changes in the term	95	95	3	–	(4,791)

Balance at December 31, 2007	174,698	306,225	25	22,114	7,694

Millions of yen
					Valuation and translation
Stockholders’ equity					adjustments
Retained earnings			Treasury stock	Total stockholders’ equity	Net unrealized gains (losses) on securities	Net Deferred gains (losses) on hedges
Other retained earnings
Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward					Total
							net assets

1,292	1,249,928	340,843	(5,872)	2,101,545	8,899	(1,161)	2,109,283

				190			190

		(609)		-			-

		5,400		-			-

(37)		37		-			-

		(131,612)		(131,612)			(131,612)

		366,973		366,973			366,973

			(450,346)	(450,346)			(450,346)

			32	35			35

				-	(3,871)	(85)	(3,956)

(37)	–	240,188	(450,314)	(214,761)	(3,871)	(85)	(218,717)

1,255	1,249,928	581,031	(456,186)	1,886,784	5,028	(1,246)	1,890,566

Notes to Non-Consolidated Financial Statements
<Notes to Significant Accounting Policies>
1.	Valuation of Securities
(1)	Securities of subsidiaries and affiliates--- stated at cost based on the moving average method.

(2)	Other securities:

Securities with quotation---- stated at fair value (unrealized holdings gains and losses are reported in stockholders’ equity, when sold, the cost is based on the moving average method.)
Securities without quotation---- stated at cost based on the moving average method.
2.	Valuation of Inventories
(1)	Finished goods, work in process---- valued at cost based on the periodic average method.

(2)	Raw materials and supplies---- valued at cost based on the moving average method.
3.	Depreciation Method of Fixed Assets
(1)	Property, plant and equipment---- calculated by the declining-balance method. For buildings (excluding fixtures) acquired after April 1,1998, depreciation is calculated by straight-line method.

(2)	Intangible fixed assets---- calculated by the straight-line method. With regard to software for sale, calculated based on the estimated marketable period in consideration of marketing plan etc. of the relevant products (3 years), and with regard to internal-use software, calculated based on the estimated useful period in the Company (5 years).
4.	Deferred Charges--- The items which can be deferred under the Corporation Law charged to operations as incurred.

5.	Basis of Recording Allowances
(1)	Allowance for doubtful accounts---- provided as a general provision for uncollectible receivables.

----- General accounts

Allowances are provided using a rate determined by past debt experience.

----- Allowance for accounts considered to be uncollectible and accounts in bankruptcy filing are provided for individual estimated uncollectible amount, primarily determined based on the respective customer’s financial conditions.

(2)	Accrued warranty expenses--- provided as general provision for product after-sales service expenses and no change repair cost on an estimated amount based on the historical performance.

(3)	Accrued bonuses for employees--- provided as general provision for bonus to employees for this term based on an amount expected to pay.

(4)	Accrued directors’ bonuses--- provided as general provision for bonus to directors for this term based on an amount expected to pay.

(5)	Accrued pension and severance cost--- provided as general provision for employee retirement and severance benefits based on projected benefits obligation and expected plan asset. Prior service cost and actuarial variance are amortized by straight-line method with average remaining service periods.

<Additional information>

Effective January 1, 2007, the Company has amended their defined benefit pension plans, has implemented a defined contribution pension plan for part of employees’ future service, and also has adopted “Accounting for Transfer between Retirement Benefits Plans” (Accounting Standard Board of Japan “ASBJ” Guidance No. 1 issued by the ASBJ on January 31, 2002). As a result of this amendment, the projected benefit obligation has decreased by 69,781 million yen. This decreased amount is accounted for as prior service cost, and is amortized and recognized as a gain in each fiscal period, over the employees’ average remaining service period.

(6)	Accrued directors’ retirement benefits--- provided for directors’ retirement benefits based on the necessary amount at the fiscal year-end in accordance with management policy.

(7)	Reserve for environmental provision--- provided as general provision for the future environmental-related costs, such as construction costs to prevent the proliferation of soil pollution, and also clean up costs of hazardous substances based on the related regulations.
6.	Hedge accounting
(1)	Hedge accounting--- deferral hedge accounting has been applied.

(2)	Hedging instrument and hedged assets/liabilities Hedging instrument---- derivative transaction (foreign exchange contract) Hedged assets/liabilities---- accounts receivables denominated in foreign currency for forecasted transaction

(3)	Hedge policy---- derivative financial instruments are comprised principally of foreign exchange contracts to manage currency fluctuation risk. The Company does not hold derivative financial instrument for trading purpose.

(4)	Assessment of hedge effectiveness---- foreign exchange forward contract due to the same currency of the same underlying at the same period are concluded to cover foreign currency fluctuation risk in the market based on the hedging policy, and thus is effective.
7.	Consumption Taxes---- excluded from the statements of income and are accumulated in other receivables or other payables.
<Notes to Change in Accounting Policies>
(Change of Depreciation Method)
Due to the amendment of Japanese Corporate Tax Law in 2007, the Company elected to change its method of depreciation of tangible fixed assets purchased on or after April 1, 2007 to the method prescribed in the amended corporate tax law.
As a result, the change in depreciation methods caused an increase in depreciation expense by 7,491 million yen, a decrease in each of operating profit, ordinary profit and income before income taxes by 5,442 million yen, and a decrease in net income by 3,265 million yen for the year ended December 31, 2007.
<Notes to Changes in Presentation>
Marketable securities
(Regarding Non-Consolidated Balance Sheets)
Effective from the year ended December 31, 2007, the Company adopted “Practical Guideline for Accounting for Financial Instruments.” (Accounting Committee Report No.14, issued by the Japanese Institute of Certified Public Accountants, July 4, 2007) as well as “Q&A of Accounting for Financial Instruments.” (issued by the Japanese Institute of Certified Public Accountants, November 6, 2007)
As a result, certificates of deposit was included in “Cash and deposits” as of December 31, 2006, while it is presented in “Marketable securities” as of December 31, 2007.
The amount of certificates of deposit included in “Cash and deposits” as of December 31, 2006 was 313,100 million yen.
(Regarding Non-Consolidated Statements of Income)
Effective from the year ended December 31, 2007, the Company adopted “Practical Guideline for Accounting for Financial Instruments.” (Accounting Committee Report No. 14, issued by the Japanese Institute of Certified Public

Accountants, July 4, 2007) as well as “Q&A of Accounting for Financial Instruments.” (issued by the Japanese Institute of Certified Public Accountants, November 6, 2007)
As a result, certificates of deposit is disclosed as marketable securities as of December 31, 2007 and related interest income of 1,068 million yen for the year ended December 31, 2007 is included in “Miscellaneous income.” Interest income related to certificates of deposit for the year ended December 31, 2006 was included in “Interest income” at 739 million yen.
<Notes to Non-Consolidated Balance Sheets>

1. Accumulated depreciation of property, plant and equipment	848,039 million yen
Accumulated impairment losses of property, plant and equipment	993 million yen

2. Guarantees
Mortgage bank loans for employees	22,721 million yen

3. Payable and Receivable for affiliated companies
Monetary claim	958,245 million yen
Monetary liabilities	463,278 million yen

<Note to Non-Consolidated Statements of Income>
Transactions with affiliated companies
Sales	2,846,447 million yen
Purchase	1,716,521 million yen
Other transactions	100,234 million yen

<Notes to Non-Consolidated Statements of Changes in Stockholders’ Equity> (As of December 31, 2007)
1.Number of outstanding shares
Common stock	1,333,636,210 shares
2.Classes and number of treasury stock

Classes of stock	Balance as of	Increase	Decrease	Balance as of
	December 31, 2006			December 31, 2007

Common stock	1,794,390 shares	70,799,633 shares	5,595 shares	72,588,428 shares

(Reason for change)
The increase of 70,799,633 shares reflects the acquisition of 70,746,900 shares as approved by the resolution of the board of directors’ meeting, and the purchase of 52,733 shares based on the shareholders’ request for purchase of shares less-than-one-unit. The decrease reflects the sale of 5,595 shares based on the shareholders’ request for the sale of shares less-than-one-unit.

3. Dividend from surplus
(1)	Amount of dividends paid

Resolution	Classes of stock	Total amount of dividends	Dividend per share	Record Date	Effective date
		(millions of yen)	(yen)

Ordinary general meeting of shareholders held on March 29, 2007	Common stock	66,583	50.00	December 31, 2006	March 30, 2007

Board of Directors’ meeting held on July 26, 2007	Common stock	65,030	50.00	June 30, 2007	August 24, 2007

(2)	Dividend payment applicable to the fisical year ended December 31, 2007 with an effective date subsequent to such fisical year

Scheduled Resolution	Classes of stock	Total amount of dividends (millions of yen)	Fiscal resource of dividends	Dividend per share (yen)	Record date	Effective date

Ordinary general meeting of shareholders to be held on March 28, 2008	Common stock	75,663	Retaind earnings	60.00	December 31, 2007	March 31, 2008

<Notes to Deferred Income Tax>

1. Significant components of deferred tax assets
Employees’ pension and retirement benefits in excess of limit	25,794 million yen
Development business consignment	24,557 million yen
Outstanding enterprise tax	9,372 million yen
Depreciation of fixed assets in excess of limit	9,116 million yen
Excess in amortization of software	16,760 million yen
Amortization of deferred charges in excess of limit	10,082 million yen
Other	24,006 million yen

Total deferred tax assets	119,687 million yen
2. Significant components of deferred tax liabilities
Reserve for special depreciation	(5,129) million yen
Reserve for deferral of capital gain on property	(836) million yen
Unrealized gains (losses) on securities	(3,352) million yen

Total deferred tax liabilities	(9,317) million yen

Net deferred tax assets	110,370 million yen

<Notes to Finance lease transactions> (As of December 31, 2007)
1. Acquisition costs	1,400 million yen
2. Accumulated depreciation	873 million yen
3. Future minimum lease payments	527 million yen
Note:	Acquisition costs and future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.
<Notes to Transaction with Related Parties>

Status	Company Name	Ratio of voting rights held by the company	Relationship with the Company	Transaction details	Transaction amount (millions of yen)	Item	Balance at December 31, 2007

Subsidiary	Canon Marketing Japan Inc.	(Possession) Direct: 51.8% Indirect: 0.0%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	366,494	Accounts receivable	107,523

Subsidiary	Oita Canon Inc.	(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Purchase of products, components and others	414,095	Accounts payable	126,694

		(Possession)	Sales of the Company’s	Sales of the Company’s products	889,632	Notes receivable	233,482
Subsidiary	Canon U.S.A., Inc.	Direct: 100%	products Interlocking			Accounts receivable	9,378

			directorate	Borrowings of funds	69,612	Short-term loans payable	68,490

Subsidiary	Canon Europa N.V.	(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	1,022,897	Accounts receivable	303,508

Subsidiary	Canon Singapore Pte. Ltd.	(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	227,675	Accounts receivable	71,587

Conditions of transactions and policy regarding determination of conditions of transaction.
(Note 1)	The transactions above are determind on a fair price basis.
(Note 2)	Consumption taxes are excluded from the transaction amount, however, included in the balance at December 31, 2007.
(Note 3)	The loans payable are intended to make best use of the funding in the Canon Group. The interests are determined reasonably based on market interest rate.
(Note 4)	Ratio of voting rights held by the Company for “Indirect” of Canon Marketing Japan Inc. shows 0.0% because the value is a fraction amount.
<Notes to the per share information>

1. Net assets per share	1,499.20 yen
2. Net income per share	283.75 yen
<Note to Significant Subsequent Event>
     There is no significant subsequent event.

Accounting Audit Report of Accounting Auditor

Report of Independent Auditors
February 12, 2008
The Board of Directors
Canon Inc.

Ernst & Young ShinNihon

Hideo Kojima
Certified Public Accountant
Designated and Engagement
Partner

Naomitsu Hirayama
Certified Public Accountant
Designated and Engagement
Partner

Yuichiro Munakata
Certified Public Accountant
Designated and Engagement
Partner

Hiroki Suzuki
Certified Public Accountant
Designated and Engagement
Partner
     Pursuant to Article 436, Paragraph 2, Paragraph 1 of the Corporation Law, we have audited the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, the notes to non-consolidated financial statements and the related supplementary schedules of Canon Inc. (the “Company”) applicable to the 107th fiscal year from January 1, 2007 through December 31, 2007. These non-consolidated financial statements and the related supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these non-consolidated financial statements and the related supplementary schedules based on our audit.
     We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the related supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the non-consolidated financial statements and the related supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the related supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the non-consolidated financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Canon Inc. applicable to the 107th fiscal year ended December 31, 2007 in conformity with accounting principles generally accepted in Japan.
     We have no interset in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

Audit Report of Board of Corporate Auditors

Audit Report
     Regarding the performance of duties by the Directors for the 107th business term from January 1, 2007, to December 31, 2007, we have prepared this Audit Report upon deliberation based on the audit reports prepared by each Corporate Auditor and hereby report as follows:
1.	Auditing Methods Employed by the Corporate Auditors and Board of Corporate Auditors and Details of Such Methods
     We established auditing policies, allocation of duties and other relevant matters, and received reports from each Corporate Auditor regarding their execution of audits and results thereof, as well as reports from the Directors, other relevant personnel, and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.
     Each Corporate Auditor complied with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, followed the auditing policies, allocation of duties, and other relevant matters, communicated with such as the Directors, the internal auditing and other employees, and made efforts to establish the environment for collecting information and auditing, and participated in the meetings of the Board of Directors and other important meetings, received reports from such as the Directors and employees regarding performance of their duties, sought explanations as necessary, examined important authorized documents and associated information, and studied the operations and status of assets at the head office and principal offices. In addition, we monitored and verified the system for ensuring that the performance of duties by the Directors conforms to the related laws and regulations and Articles of Incorporation, as well as the resolution of the Board of Directors regarding the organization of the system stipulated in item 1 and item 3, Article 100, of the Enforcement Regulations of the Corporation Law and the status of the system based on such resolution (Internal Control System), which are necessary for ensuring propriety of company’s operations. With respect to subsidiaries, we communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received business reports from subsidiaries as necessary. Based on the above methods, we examined the business report and the accompanying detailed statements for this business term.
     Furthermore, we monitored and verified whether the Accounting Auditor maintained their independence and implemented appropriate audits, and we received reports from the Accounting Auditor regarding the performance of their duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 159 of the Company Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the above methods, we examined the non-consolidated financial statements (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statements of changes in stockholders’ equity, and notes to non-consolidated financial statements) and the accompanying detailed statments for this business term.
2.	Audit Results

(1)	Results of Audit of Business Report and Other Relevant Documents
1.	We confirm that the business report and the accompanying detailed statments fairly represent the Company’s conditions in accordance with the related laws and regulations and Articles of Incorporation.

2.	We have found no significant evidence of wrongful act or violation of related laws and regulations, nor the Articles of Incorporation with regard to the performance of duties by the Directors.

3.	We confirm that the content of the resolution of the Board of Directors regarding the Internal Control System is proper. In addition, we have found no matters on which to remark in regard to the performance of duties by the Directors regarding the Internal Control System.
(2)	Results of Audit of non-consolidated financial statements and the accompanying detailed statements
     We confirm that the methods and results of the audit employed by the Accounting Auditor, Ernst & Young ShinNihon, are proper.
     February 13, 2008

Board of Corporate Auditors, Canon Inc.

Corporate Auditor	Teruomi Takahashi
Corporate Auditor	Kunihiro Nagata
Corporate Auditor	Tadashi Ohe
Corporate Auditor	Yoshinobu Shimizu
Corporate Auditor	Minoru Shishikura
Note:	Corporate Auditors, Tadashi Ohe, Yoshinobu Shimizu and Minoru Shishikura are Outside Corporate Auditors, as provided in Item 16, Article 2, and Paragraph 3, Article 335, of the Corporation Law.

(For Reference)
Information on Shares

   Business term:
From January 1 to December 31 of each year
   Ordinary general meeting of shareholders:
March of each year
   Record date for above:
December 31 of each year
   Record date for interim dividends:
June 30 of each year
   Manager of the register of shareholders:
Mizuho Trust & Banking Co., Ltd.
2-1, Yaesu 1-chome, Chuo-ku, Tokyo
Business handling place:
Stock Transfer Agency Department, Head Office
Mizuho Trust & Banking Co., Ltd.
Mailing address and telephone number:
Business Office of Stock Transfer Agency Department
Mizuho Trust & Banking Co., Ltd.
17-7, Saga 1-Chome, Koto-ku, Tokyo 135-8722
Telephone: 0120-288-324 (toll free)
                   03(5213)5213
Intermediary office:
Branches of Mizuho Trust & Banking Co., Ltd.
Head Office and Branches of Mizuho Investors Securities Co., Ltd.
   Number of shares constituting one unit:
100 shares
   Newspaper in which public notices are inserted:
The Nihon Keizai Shimbun
   Stock exchange listings:
Tokyo, Osaka, Nagoya, Fukuoka, Sapporo and New York
   Fee for issuing share certificate:
The amount equivalent to stamp duty for issue of each new share certificate

Canon Inc., Headquarters
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501
Telephone: 03(3758)2111
URL
Canon Inc.                                canon.jp
Canon Worldwide Network     www.canon.com

Sample

CARD FOR EXERCISE OF VOTING RIGHTS

Serial Number of Shareholder ____________ Number of Exercisable Voting Rights ____________ voting rights

To Canon Inc.

I exercise my voting rights as indicated in the right (for/against shall be indicated with a ○ mark) to each proposition of the Company's Ordinary General Meeting of Shareholders for the 107th Business Term to be held on March 28, 2008.
In case of a continued or an adjourned session of the Meeting, I will also exercise my voting rights as mentioned above.

March __ , 2008

PROPOSITIONS:

Item No. 1	FOR	AGAINST
Item No. 2	FOR except for ( )	AGAINST
Item No. 3	FOR except for ( )	AGAINST
Item No. 4	FOR	AGAINST
Item No. 5	FOR	AGAINST
Item No. 6	FOR	AGAINST

If for/against to a Proposition is not indicated, it will be considered as a vote of for.
Canon Inc.

(Please do not cut off if you intend to attend the meeting.)

Total Number of Shares Held ____________ shares

-Number of Shares on the Register of Shareholders: ____________ shares
-Number of Shares on the Beneficial Owners List : ____________ shares

Note:

1. If you intend to attend the Meeting, please present the Card for Exercise of Voting Rights to the receptionist at the place of the Meeting as an attendance card.

2. If you do not expect to attend the Meeting, please indicate your for/against and affix your seal on the Card for Exercise of Voting Rigths, and return the Card to us by March 27, 2008 (preceding day of the Meeting).

3. If you are against any of the candidates in Proposition Items No.2 and No.3, please fill in the parentheses with the relevant candidate number, while marking a ○ mark on "FOR" (Candidate No. in the Reference Materials for General Meeting of Shareholders).

Canon Inc.

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